
03004136



results
that
matter



Reynolds and Reynolds
2002 Annual Report

# Welcome

## to The Reynolds and Reynolds Company 2002 Annual Report.

Since 1927, when Reynolds and Reynolds first supplied standard business forms and accounting systems for the nation's Chevrolet dealers, automotive retailing and Reynolds have grown and evolved together. 2002 was no exception. Today, Reynolds and Reynolds is a billion-dollar enterprise and the market leader delivering information technology, software products, and professional services that support every aspect of automobile retailing. We are the experts at connecting car companies, automobile retailers, and consumers – providing seamless business solutions that create a seamless retail experience, a vision that is here today, with today's technology and expertise, delivered by Reynolds and Reynolds.

# contents

# financial highlights

(Dollars in thousands except per share data)

| For the Years Ended September 30 | 2002 | 2001 | % Change |
|---|---|---|---|
| Net Sales and Revenues | $992,383 | $1,004,012 | (1)% |
| Income from Continuing Operations | $115,552 | $97,934 | 18% |
| Basic earnings per common share | $1.63 | $1.34 | 22% |
| Diluted earnings per common share | $1.58 | $1.31 | 21% |
| Net Income* | $78,989 | $99,557 | (21)% |
| Basic earnings per common share* | $1.12 | $1.36 | (18)% |
| Diluted earnings per common share* | $1.08 | $1.33 | (19)% |
| Cash Dividends Per Class A Common Share | $.44 | $.44 | |
| Return on Equity* | 17.0% | 20.4% | |

* Effective October 1, 2001, the company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and reduced income by $36,563 for the cumulative effect of the accounting change.

## FY02 Quarterly Revenue Growth (Dollars in millions)



$260
$250
$240
$230
Q1: $240
Q2: $245
Q3: $251
Q4: $257

# core values

We focus on our customers.

We recognize people are the essence of our company.

We understand speed is essential for gaining competitive advantage.

We constantly strive for innovation.

We maintain the highest standards of integrity.

We recognize sustained, profitable growth is the key to our long-term success.



# letter to shareholders



## Dear Fellow Shareholders, Associates, and Business Partners:

2002 was a year punctuated with extraordinary events that changed the way many view business in America: a sustained decline in the value of U.S. financial markets; the deterioration of investor trust in Corporate America; an abdication by some business leaders of responsibilities placed in them by employees and shareholders; corporate bankruptcies unmatched in size and dimension; and an economy confounded by mixed signals about growth, the resilience of consumer confidence, and the financial underpinnings of longer-term prosperity.

In the midst of those events during 2002, Reynolds and Reynolds delivered results that matter. We delivered results that improved our customers' businesses and results that reinforced our financial, competitive, and organizational strengths. We delivered results that created value for shareholders, for associates, and for business partners. And we delivered results that personified our values.

- We focus on our *customers.*
- We recognize *people* are the essence of our company.
- We understand *speed* is essential for gaining competitive advantage.
- We constantly strive for *innovation.*
- We maintain the highest standards of *integrity.*
- We recognize sustained, *profitable growth* is the key to our long-term success.



# letter to shareholders

Reynolds and Reynolds is the market leader providing information technology, software, and professional services to automotive retailers. During 2002, we increased our overall market share at the same time that we gained significantly in newer areas of the market, such as Customer Relationship Management and Web services, to name only two.

Behind our market leadership is unmatched automotive experience, broad technological knowledge, and the unique ability to bring both together to create value and competitive advantage for customers. Increasingly, the value and advantage customers want are found in connecting, combining, and delivering information in new ways to manage a business more profitably and serve consumers more consistently – whether within the four walls of a dealership or across the expanse of the World Wide Web.

In the midst of a weak market for corporate spending on information technology, revenues at Reynolds were off only slightly from 2001 levels. Yet revenues in 2002 delivered more profit. Operating income increased; operating margins improved; and earnings-per-share from continuing operations reached $1.58. Our conversion of sales to profit was more efficient due largely to new products introduced during the year, improved product mix, smart cost management, and more disciplined supply chain management across our business. We expect these factors to continue during 2003.

The Reynolds business model is built on the strength of recurring revenue from our installed product and services base – nearly 80 percent of our total revenue is recurring, which provides more predictability in business planning and cash flow management. During the year, we directed cash to share repurchase and to sustain R&D spending, which should add even more momentum in 2003 and future years.

As we look ahead, we believe corporate spending on information technology will stay weak, at least through the first half of 2003. At the same time, however, automotive retailing remains strong and the forecast for new car sales from the National Automobile Dealers Association indicates increasing optimism among retailers, which mirrors our own analysis of the market. New vehicle sales are expected to remain above 16 million units in 2003, which would approach the record levels set during the past several years. Additionally, the sheer number of new vehicles sold creates demand for vehicle service centers, parts stores, and aftermarket products – all part of the larger automotive marketplace. That marketplace generates more than 20 percent of all retail activity in the U.S.; worldwide, the sale and distribution of motor vehicles represents several trillion dollars of economic activity.

Entering 2003, we also have the benefit of more business momentum than we had at this time last year. Our revenue pace accelerated quarter-to-quarter throughout 2002, with revenue for the second half higher overall than for the same period in 2001. Additionally, we ended 2002 with the highest order backlogs in three years.

## results that matter: year-in-review

Reynolds associates delivered results in 2002 that matter in every phase of our business and in every market where we compete. The results say much about the year and about our ability to sustain growth that is profitable: New solutions and services that strengthen our core business and market share... key wins with major customers... a new technology platform... new markets... peer recognition as best-of-the-best in technical assistance and customer support... new talent in the company... recognition in the industry... a number one ranking in customer satisfaction... and unwavering commitment among Reynolds associates to deliver results consistent with our values and with the expectations of our customers and shareholders.

Setting the pace for results in 2002 is the Reynolds Generations Series™, the company's next generation technology platform and solution suite that will integrate more than 200 applications and services to meet the needs of the automotive marketplace today - and tomorrow. The Reynolds Generations Series provides a complete, real-time picture of the entire automotive continuum - from the manufacturer to the dealer's showroom to the consumer's garage - and delivers the tools and applications to manage and improve results at every point along the continuum.

New technology is valuable even when it merely automates the common tasks of business; technology's impact is truly momentous, however, when it changes the process of business and the competitive landscape. That's the Reynolds Generations Series.



# letter to shareholders

## results that matter: year-in-review

Reynolds expanded its relationship with North America's largest Lexus and Toyota dealership networks and now provides a complete suite of integrated information management technology solutions and dealer services to both.

Mazda North America selected Reynolds to implement a comprehensive retail systems strategy that includes technology, hardware, and networks for Mazda's U.S. dealers.

Nissan and its North American Nissan and Infiniti dealers selected Reynolds to develop and implement a total retail services network, including e-commerce and brand management capabilities on the Web.

The MINIUSA division of BMW turned to Reynolds and Reynolds to develop and launch its Web services targeted to consumers.

In this market, we believe the opportunity is unlimited for those who can demonstrate innovative, technologically savvy solutions that create a seamless automotive retailing experience, connecting car companies, automotive retailers, and consumers; solutions that enable automobile manufacturers and dealerships to become more efficient and move closer to the consumer; solutions that allow the consumer's experience in purchasing and maintaining an automobile to become much more personal and positive.

Today's automobile retailers carry different car brands, sell vehicles manufactured by different companies, and manage different businesses within the car dealership – new and used cars, parts and service, financing and insurance. Each area is information rich. Yet, automotive retailing too often is characterized by islands of information and separate business operations within dealerships – typically with different systems, franchise reporting requirements, and disjointed, scattered touch points with consumers. The opportunity to bridge the islands of information – to connect the dots of automotive retailing – is the opportunity to create enormous value for the automotive retailer and benefit for the consumer. That is the opportunity Reynolds has seized.



Reynolds provides the technology and strategies that enable automotive retailers to think differently about the information in their business and to manage it differently; transforming information into knowledge and knowledge into insight about their business and their customers, the ones served today and the ones who will be served tomorrow. Automotive retailers who do that well gain a competitive advantage. Nowhere is that competitive advantage more easily within reach than in the Reynolds Generations Series™, a suite of business solutions, technology tools, and services introduced in 2002 that redefine automotive retailing for the industry, for Reynolds, and for our customers.

The Reynolds Generations Series will deliver more than 200 integrated applications to create a comprehensive picture of an automotive retailer's business and all the touch points with consumers – from the first visit to a dealership's Web site to the service reminder after 40,000 miles. Built on an advanced technology platform, the Reynolds Generations Series allows data to be integrated in real time throughout the dealership. A single sign-on. A common user interface. Access to every aspect of the business and every connection to the customer.

The strategic advantage of the Reynolds Generations Series is ensuring that information available anywhere in a dealership is available everywhere in the dealership; the business advantage is that the right information now can be available and accessible at the right time to take the right action to meet the needs of consumers and to improve business results.

## results that matter: year-in-review

Reynolds widened its market lead in network design and consulting during 2002, providing integrated solutions for automotive retailers that reach beyond the showroom and connect dealerships to financial institutions and insurance companies, parts and service businesses, and state motor vehicle bureaus. During the year, Reynolds also extended its market share lead in technology and software solutions that automate traditional business and employee management tasks for automotive retailers - from accounting systems to training and development.

Thrifty Car Sales selected Reynolds as the preferred provider of dealership management systems and employee training for its nationwide network of Thrifty Used Car franchise dealers.

In 2002, Reynolds Technical Assistance Centers were recognized again for superior performance in Support Center Practices (SCP), a global benchmark in customer and call center performance measured against best practices worldwide, and received a fourth consecutive STAR (Software Technical Assistance Recognition) award, the highest level of professional recognition for outstanding delivery of technical support to external customers.



# letter to shareholders

## results that matter: year-in-review

Automark™ Web Services from Reynolds continued its pace as the fastest growing provider of integrated Internet technology solutions for automobile retailers and manufacturers. With consumers increasingly turning to the Internet for automobile information, brand Web sites are required, critical extensions of business and brand. During the year, Automark added to its Web Services new brand management and Web site reporting tools that offer best-in-class technology to help automobile retailers gain bottom-line results from their Internet initiatives. By the end of the year, 40 out of the top 100 dealerships in North America were using Automark Web Services from Reynolds.

In 2002, Reynolds developed the Kelley Blue Book Web site that provides automotive retailers with the capability to display an accurate inventory of used cars for sale, updated on the same day the dealers place the cars in inventory. Market research indicates the most common consumer complaint in looking for vehicles on the Internet is inaccurate inventory.

At the heart of the Reynolds Generations Series is Customer Relationship Management (CRM), the software tools and applications that, literally, make it possible to individualize customer relationships – and customer loyalty – for the automotive retailer. CRM is about getting closer to individual customers, understanding their needs and interests, and tailoring a response, a product, a service solution. When CRM is done well, it's the difference between simply gathering customer data and actually applying knowledge about the customer in order to change the customer's experience, making it more positive, more personal, more specific to the brand and the retailer.

That's what Reynolds Generations Series CRM tools enable the dealership to do: enhance the ownership and brand experience for the consumer. The idea behind Customer Relationship Management is the newest trend based on the oldest concept: know your customers and know your market. And it works. Independent research concludes that automotive dealers implementing CRM in a comprehensive manner can gain double-digit percentage increases in revenue, productivity, and customer satisfaction. That's competitive advantage. That's what our customers gain.



Yet the Reynolds Generations Series is more than a product platform: it is a strategic vision that challenges the industry to a new standard of connectivity that simply has not been available before. The Reynolds Generations Series can be implemented as an entire, comprehensive solution, or in steps, incrementally, bringing together more and more aspects of dealership operations at a pace that makes the most business sense. In 2003, we will continue to deliver new applications for the Reynolds Generations Series.

Many of those applications and tools will be built on open architecture platforms using Microsoft .NET technology, the programming standard that delivers Web-based services to customers. The power behind .NET technology is the ease with which it connects information, people, systems, and devices – enabling computer networks to exchange information automatically, even if the operating system, languages, and software programs are not the same. .NET provides powerful new tools for our automotive retail customers, ease of migration among systems, and sets the technology standards that support our vision for a truly connected automotive marketplace.

We also expect to gain in 2003 from new markets. In 2002, Reynolds launched an initiative focused on taking the expertise we have gained from serving automobile retailers and applying that know-how in adjacent markets. We see immediate opportunity with commercial equipment and heavy truck dealers, marine and power sports dealers, collision repair shops, and vehicle care businesses, including service shops, aftermarket parts, and quick lube-type businesses. These markets create new streams of revenue and provide the opportunity to leverage the existing expertise and technology strengths of Reynolds for new customers in businesses and markets that share traits with automotive retailing.

## results that matter: year-in-review

Reynolds ReySource™, a procurement Web site from Reynolds for automotive retailers, continued to deliver e-commerce efficiency to purchasing, enabling automotive retailers to manage the purchase of business forms, office supplies, and other dealership products and services online - one click for ordering, authorization, reporting, and monitoring. Additionally, during the year, ReySource was selected as part of the GM Dealer Supply Advantage, an exclusive GM Web site aimed at improving procurement efficiency and lowering costs for GM dealers. Separately, the General Motors Minority Dealers Association and the Ford Motor Minority Dealers Association also endorsed ReySource for the procurement needs of their member dealerships nationwide.

In the most recent measurement of the National Automobile Dealers Association Customer Satisfaction Index, automobile dealers ranked Reynolds number one among major Dealer Management Systems providers.



# letter to shareholders

## results that matter: year-in-review

Reynolds and CarsDirect.com launched CarsDirect Connect, which offers consumers more flexibility in shopping and purchasing automobiles online, including the option of face-to-face dealer interaction. At CarsDirect.com, consumers can choose to complete the purchase of an automobile online or connect with a local dealer through CarsDirect Connect to complete the purchase in person. With both choices, Reynolds technology and software link the best possibilities of the Internet with the trusted capabilities of the retailer's showroom.

Reynolds dedicated the second phase of Reynolds Research Park, its new, world-class office and research facility in Ohio. The centerpiece of the two-building complex is a state-of-the-art customer center, where automotive manufacturers and retailers can experience the breadth and innovation of Reynolds products and services.

In December 2002, Reynolds acquired Networkcar, a company that provides proprietary wireless technology for collecting and delivering real-time automotive diagnostic data. Through a small, wireless device installed in the vehicle, performance data from the engine's computer is collected and delivered to the car owner as usable information on a personalized, secure Web page. The consumer's dealership service department also receives information about the vehicle's operation and potential trouble spots. Beyond remote diagnostics, the device also can be used to locate a stolen or stalled vehicle. Networkcar adds another solution that connects the automobile retailer, the consumer, and car manufacturer.

At Reynolds, our focus is on reinforcing the core of our business, extending into new areas with our customers, and moving smartly into adjacent, comparable markets. Supporting our strategic direction is a continued focus on execution and productivity, working smarter in everything we do and aligning our people and processes more closely with our customers. Organizationally, we are committed to building a high performance culture where the values we embrace support our business performance and create high levels of pride and the sense of ownership among Reynolds associates in the results we deliver.


Reynolds & Reynolds
REY
LISTED
NYSE
NYC

The results we delivered in 2002 also say much about the values that guide our business and instruct our behavior. The true test of a company's values is not what is written or said, but what is accomplished – and how. The "how" for Reynolds has always been based on honesty, integrity, and a legacy of ethical behavior that has been part of our character long before we listed it among our values. That legacy does not make Reynolds unique in Corporate America; I believe we are the rule. But those who are the rule seldom merit notice. Nonetheless, the results we delivered in 2002 matter most because we delivered them with integrity.

Looking ahead, I believe we have the people, the momentum, the product innovation, and the technological savvy to accomplish more in 2003, delivering results that matter to customers, associates, and shareholders.

**Lloyd G. "Buzz" Waterhouse**
Chief Executive Officer, Chairman and President

## results that matter: year-in-review

Reynolds and Reynolds (Canada) again was named among Canada's Top 100 Employers. The annual review evaluates more than 42,000 Canadian companies on six key criteria to arrive at the 100 best.

Reynolds also was named among the top 50 information technology companies by *BusinessWeek* in the magazine's annual IT rankings; *Software Magazine* named Reynolds among the top 50 software and services companies; and Reynolds was ranked by *InformationWeek* magazine among the top 20 users of information technology in the automotive industry.

# board of directors

**The company's board of directors added two new members during 2002:**
Stephanie W. Bergeron, senior vice president of financial operations at The Goodyear Tire & Rubber Company, and Ira D. Hall, president and chief executive officer of Utendahl Capital Management, L.P., and former treasurer of Texaco, Inc. Both individuals bring a depth of experience and a point of view on the world that adds insight and dimension to the board's governance and leadership.



**Lloyd G. "Buzz" Waterhouse**
Chief Executive Officer,
Chairman and President
The Reynolds and Reynolds Company



**James L. Arthur** [ 2 ]
Chairman
Co/Create (a Hewlett-Packard Company)



**Stephanie W. Bergeron** [ 1 ]
Senior Vice President,
Corporate Financial Operations
The Goodyear Tire & Rubber Company



**Dr. David E. Fry** [ 1, 2, 3 ]
President and Chief Executive Officer
Northwood University



**Richard H. Grant, III**
Private Investor



**Ira D. Hall** [ 1 ]
President and Chief Executive Officer
Utendahl Capital Management, L.P.



**Cleve L. Killingsworth, Jr.** [ 1, 3 ]
President and Chief Executive Officer,
Health Alliance Plan (HAP) and
Executive Vice President of Insurance
and Managed Care,
Henry Ford Health System



**Dale L. Medford**
Executive Vice President
and Chief Financial Officer
The Reynolds and Reynolds Company



**Eustace W. Mita**
Retail Automotive Industry Consultant



**Philip A. Odeen** [ 2, 3 ]
Former Chairman
TRW Inc.



**Donald K. Peterson** [ 1, 2 ]
Chairman and Chief Executive Officer
Avaya Inc.

As the year ended, the board also formally expressed appreciation to James L. Arthur, who joined the Reynolds board in 1998 and will retire when his term concludes at the annual meeting of shareholders in February 2003. Jim Arthur actively engaged in his duties as a board member with enthusiasm and candor, and the company and its shareholders benefited enormously from his expertise and stewardship.

# elected corporate officers

**Lloyd G. "Buzz" Waterhouse**
Chief Executive Officer,
Chairman and President

**Dale L. Medford**
Executive Vice President
and Chief Financial Officer

**Douglas M. Ventura**
Vice President, General Counsel
and Secretary

**Michael J. Gapinski**
Treasurer and Assistant Secretary

[ 1 ] Audit Committee
[ 2 ] Compensation Committee
[ 3 ] Nominating and Governance Committee

The following registered marks, trade marks and service marks of The Reynolds and Reynolds Company are mentioned in this annual report: The Reynolds Generations Series, ReySource, and Automark. Other references in this report may be registered trademarks of independent companies and are not the property of The Reynolds and Reynolds Company.

Certain statements in this report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on current expectations, estimates, forecasts and projections of future company or industry performance based on management's judgment, beliefs, current trends and market conditions. Forward-looking statements made or to be made by or on behalf of the company may be identified by the use of words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed, forecasted or implied in the forward-looking statements. See also the discussion of factors that may affect future results contained in the company's Current Report on Form 8-K filed with the SEC on August 11, 2000, which we incorporate herein by reference. The company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

# financials

# shareholder information

**FORM 10-K**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**
**For the fiscal year ended September 30, 2002**

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**
**For the transition period from ______________ to ______________.**

**Commission File No. 1-10147**

**THE REYNOLDS AND REYNOLDS COMPANY**
(Exact name of registrant as specified in its charter)

| **Ohio** | **31-0421120** |
|---|---|
| (State of Incorporation) | (IRS Employer Identification No.) |

**115 South Ludlow Street**
**Dayton, Ohio 45402**
(Address of principal executive offices)
**Registrant's telephone number, including area code: (937) 485-2000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Class A Common Shares (no par value) | New York Stock Exchange |
|---|---|
| (Title of class) | (Exchange on which registered) |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or in any amendment to this Form 10-K. ☐

The aggregate market value of the Class A Common Shares held by non-affiliates of the registrant, as of December 2, 2002, was $1,825,236,708.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of December 2, 2002:

Class A Common Shares: 68,217,523 (exclusive of 23,881,075 Treasury shares)
Class B Common Shares: 16,000,000

**DOCUMENTS INCORPORATED BY REFERENCE**

Part III – Portions of Proxy Statement for 2003 Annual Meeting of Shareholders

# PART I
(Dollars in thousands)

## ITEM 1. Description of Business

The Reynolds and Reynolds Company (the "company") was founded in 1866 and has been an Ohio corporation since 1889. The company's services include a full range of retail and enterprise management systems, networking and support, e-business applications, Web services, learning and consulting services, customer relationship management solutions, document management and financing services for automotive retailers and manufacturers.

The company's five solutions business units have been aggregated into four segments for reporting purposes.

The Software Solutions segment consists of the Software Solutions and the Info-Structure Services business units. This segment provides integrated computer systems products and related services. Products include integrated software packages, computer hardware and installation of hardware and software. Services include customer training, hardware maintenance and software support as well as consulting services.

The Transformation Solutions segment provides specialized training, Web services and customer relationship management.

The Documents segment manufactures and distributes printed business forms to automotive retailers.

The Financial Services segment provides financing, principally for sales of the company's computer systems, through the company's wholly-owned affiliates, Reyna Capital Corporation, Reyna Funding, L.L.C. and a similar operation in Canada.

## FINANCIAL INFORMATION ABOUT SEGMENTS AND FOREIGN AND DOMESTIC OPERATIONS

See Note 12 to the Consolidated Financial Statements on page 50 for financial and descriptive information about the business segments described above.

## NEW SOLUTIONS

In fiscal 2002, the company continued its mission to lead the transformation of automotive retailing and also invested significantly in people, processes, and new products. During fiscal 2002, the company:

- Introduced the Reynolds Generations Series™, the company's next generation technology platform and solution suite for automotive retailing. This family of solutions will deliver more than 200 applications and services providing a new standard of tools and connectivity that enables customers to implement module by module, or the full suite of solutions.

- Continued to expand ReySource™, Reynolds' online procurement engine for automotive retailers. During the year, Reynolds, teamed with General Motors and Covisint to create the General Motors Dealer Supply Advantage procurement site. Additionally, the Ford Minority Dealers Association and the General Motors Minority Dealers Association also endorsed ReySource to their members.

- Expanded its market presence with Automark Web Services. Reynolds was selected by Nissan to develop and implement a total retail services network including e-commerce and brand management capabilities for its North American Nissan and Infiniti dealers. The MINIUSA division of BMW selected Reynolds to develop and launch its customer Web services.

- Announced In-Vehicle Merchandising for GM dealers in the United States, a streamlined suite of information and business management tools that help GM dealers build customer relationships and improve parts and service operations.

- Introduced 20 new service offerings including Proven for Profitability™, a series of training and consulting initiatives designed to improve the return on investment results of specific Reynolds applications in Service and Sales.

- Introduced an expanded set of professional, business and technical courses through a new Internet-based training solution.

The company also announced it was selected by Mazda North America to implement Mazda's retail strategy including the installation of a network that will allow its dealers to leverage the Internet while giving them complete control over their individual computer environments; its selection by Thrifty Car Sales to develop and deliver a customized training program to the nationwide Thrifty Car Sales franchise retail network; it was the only automotive services provider to deliver complete 5300 Project capabilities to Chrysler Group dealers. The 5300 Project is a suite of software and process options designed to help dealers manage their parts inventory and, ultimately, satisfy customers.

For the fourth consecutive year, the company received the prestigious STAR (Software Technical Assistance Recognition) award in the high-volume category, from the Software Professionals Association. The award recognizes outstanding accomplishments and superior performance in the delivery of technical support to external customers.

## RAW MATERIALS

Computer hardware and peripherals are essential to the company. It purchases these products from a variety of suppliers. IBM supplies the hardware platform for the Reynolds Generations Series and the ERA system. If this source of supply were to be interrupted, some delay would occur in converting to a new platform. The company historically has not experienced difficulties in obtaining hardware and peripherals, nor does it reasonably foresee difficulty in obtaining them in the future on competitive terms and conditions.

## PATENTS, TRADEMARKS AND RELATED RIGHTS

Except as described below, the company does not have any patents, trademarks, licenses, franchises or concessions which are material to an understanding of its business.

The company's trademark **Reynolds & Reynolds®** is associated with many goods and services provided by the company. In the automotive systems market, the company has a number of direct and indirect distribution and licensing arrangements with equipment vendors and software providers relating to certain components of the company's products, including the principal operating systems. These arrangements are in the aggregate, but not individually (except for the operating systems), material to the company's business.

## COMPETITION

The company is North America's leading provider of integrated software solutions and services to automotive retailers.

The company's main competitor in the Software Solutions segment is the Dealer Services division of Automatic Data Processing, Inc. ("ADP"). ADP's assets and financial resources substantially exceed those of the company. Together, the two suppliers provide a significant share of the information management systems for automotive retailers in the United States and Canada.

The company is expanding and supplementing its solutions in the Transformation Solutions segment. This segment experiences competition from hundreds of providers, ranging from local, to regional and national firms.

The company's Documents segment has a leading market share position but experiences energetic competition from local printing brokers and regional printers across the United States and Canada.

The company believes it competes by providing value-added products, services and solutions that satisfy market needs and uses current technology to provide additional value and to improve price and performance. By specializing in a particular niche market, the company has emphasized reliable and responsive service, broad industry knowledge and long-term relationships to meet customer needs more effectively.

No single customer accounts for five percent or more of the company's revenues.

## BACKLOG

The backlog represents orders for computer systems or documents which have not yet been shipped to customers, and deferred revenues (orders which have been shipped but not yet recognized in revenues). At October 31, 2002, the dollar value of the backlog including software license fees was estimated to be $61,000 compared to $40,000 last year. The company anticipates substantially all of the backlog to be recognized as revenue during fiscal year 2003.

## RESEARCH AND DEVELOPMENT

During fiscal 2002, the company continued its substantial investment in research and development to deliver new and enhanced solutions for customers. Expenditures for those activities were $68,000 in 2002, $71,000 in 2001 and $76,000 in 2000.

## ENVIRONMENTAL PROTECTION

The company believes that it is in substantial compliance with all applicable federal, state and local statutes concerning environmental protection. The company has not experienced any material costs in this regard. The U.S. Environmental Protection Agency has designated the company as one of a number of potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act at one environmental remediation site, and the company has also been named as a defendant in a cost recovery lawsuit in Dayton, Ohio, regarding another environmental remediation site. (See Note 13 to the Consolidated Financial Statements, page 51.)

## EMPLOYEES

On September 30, 2002, the company and its subsidiaries employed 4,602 persons.

## ITEM 2. Properties

As of September 30, 2002, the company owned and operated two forms manufacturing plants in the United States, one in Celina, Ohio, and one in Dallas, Texas, encompassing approximately 427,000 square feet. Corporate headquarters are located in the Dayton, Ohio, area in several buildings owned by the company which contain approximately 1,050,000 square feet. In addition, the company leases approximately 31 offices throughout the United States and Canada.

See Note 1 to the Consolidated Financial Statements on page 35.

## ITEM 3. Legal Proceedings

Relevant information appears in Note 13 to the Consolidated Financial Statements on page 51.

**ITEM 4. Submission of Matters to a Vote of Security Holders**

Not Applicable.

## PART II

(Dollars in thousands except per share data)

**ITEM 5. Market for the Registrant's Common Equity and Related Stockholder Matters**

The company's Class A Common Shares are listed on the New York Stock Exchange. There is no principal market for the Class B Common Shares. The company also has an authorized class of 60 million preferred shares with no par value. As of the filing of this report, the company currently has no agreements or commitments with respect to the sale or issuance of the preferred shares except as described in Note 8 to the Consolidated Financial Statements, page 44.

Information on market prices and dividends is set forth in Note 16 to the Consolidated Financial Statements on page 54.

As of December 2, 2002, there were approximately 3,170 holders of record of Class A Common Shares and one holder of record of Class B Common Shares.

**ITEM 6.** **Selected Financial Data**

**Five-Year Selected Financial Data**

(Dollars in thousands except per share data)

| For The Years Ended September 30 | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| ***Consolidated*** | | | | | |
| Net Sales and Revenues | **$992,383** | $1,004,012 | $954,687 | $868,028 | $805,653 |
| Income from Continuing Operations | **$115,552** | $97,934 | $88,440 | $87,891 | $91,703 |
| Basic earnings per common share | **$1.63** | $1.34 | $1.14 | $1.12 | $1.15 |
| Diluted earnings per common share | **$1.58** | $1.31 | $1.11 | $1.09 | $1.13 |
| Net Income | **$78,989** | $99,557 | $116,596 | $122,721 | $103,107 |
| Basic earnings per common share | **$1.12** | $1.36 | $1.50 | $1.57 | $1.30 |
| Diluted earnings per common share | **$1.08** | $1.33 | $1.47 | $1.53 | $1.27 |
| Return on Equity | **17.0%** | 20.4% | 24.2% | 28.3% | 26.8% |
| Cash Dividends Per Class A Common Share | **$.44** | $.44 | $.44 | $.40 | $.36 |
| Book Value Per Outstanding Common Share | **$6.56** | $6.69 | $6.68 | $5.98 | $5.14 |
| Assets | | | | | |
| Automotive solutions | **$ 729,560** | $ 732,073 | $ 808,527 | $ 761,686 | $ 678,108 |
| Financial services | **407,605** | 422,334 | 421,129 | 427,591 | 411,159 |
| Total assets | **$1,137,165** | $1,154,407 | $1,229,656 | $1,189,277 | $1,089,267 |
| Long-Term Debt | | | | | |
| Automotive solutions | **$107,408** | $105,805 | $111,124 | $163,111 | $160,346 |
| Financial services | **180,519** | 147,429 | 126,868 | 154,040 | 145,460 |
| Total long-term debt | **$287,927** | $253,234 | $237,992 | $317,151 | $305,806 |
| Number of Associates | **4,602** | 4,763 | 4,945 | 9,083 | 9,152 |
| ***Automotive Solutions*** (excluding Financial Services) | | | | | |
| Current Ratio | **2.02** | 1.80 | 1.90 | 1.75 | 1.31 |
| Net Property, Plant and Equipment | **$161,073** | $159,051 | $138,108 | $104,106 | $93,900 |
| Total Debt | **$113,469** | $111,866 | $116,838 | $168,825 | $166,837 |
| Total Debt to Capitalization | **20.0%** | 19.0% | 19.0% | 26.7% | 29.2% |

(1) Effective October 1, 2001, the company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and reduced income by $36,563 for the cumulative effect of the accounting change.

(2) Certain reclassifications were made to prior years' consolidated financial statements to conform with the presentation used in 2002.

**ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operation**
(In thousands except per share data)

## SIGNIFICANT EVENTS

### ACCOUNTING CHANGE

During fiscal year 2002 the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," and recorded a cumulative effect of accounting change of $36,563 ($60,938 net of income tax benefits of $24,375) effective October 1, 2001. See Note 14 to the Consolidated Financial Statements for additional discussion of this accounting change.

### SPECIAL ITEMS

During the second quarter of fiscal year 2002, the company recorded several items that when combined added $742 or $.01 per share to earnings. The company settled a state income tax audit that covered fiscal years 1992 through 1998. Based on the settlement, the company reduced interest and income tax accruals for fiscal years 1999 through 2001. The company also filed amended returns in a number of states to correct the apportionment and allocation of taxable income. The combination of audit settlements, accrual adjustments and amended returns added $5,890 or $.08 per share of earnings in the second quarter of fiscal year 2002. The income tax adjustments were recorded as follows: $2,310 in selling, general and administrative (SG&A) expenses, primarily for professional fees associated with obtaining the income tax benefits, $1,709 for the reversal of previously recorded interest expense, $819 of interest income on tax refunds, $200 of other charges and $5,872 of income tax benefits. During the second quarter of fiscal year 2002, the company also recorded $8,552 of expenses ($5,251 or $.07 per share after income taxes) for the following items: employee termination benefits of $4,492 for 114 employees, communications software distributed to customers of $2,500 and real estate costs of $1,560. These items were recorded as follows: $2,000 in cost of sales, $6,552 in SG&A expenses and related income tax benefits of $3,301. During March 2002, the company also sold its shares of Kalamazoo Computer Group plc of the United Kingdom for cash of $1,636 and recorded a net gain of $103. This gain of $103 was the net of a $12,274 loss, included with equity in net losses of affiliated companies on the statement of consolidated income, and $12,377 of income tax benefits related to the sale of these shares, included in the provision for income taxes on the statement of consolidated income.

### BUSINESS COMBINATIONS

In August 2002, the company purchased BoatVentures.com, a provider of Web-based applications and education processes to boat, power sports and recreational vehicle retailers and manufacturers. Privately-held BoatVentures.com had revenues of about $1,000 in 2001. See Note 4 to the Consolidated Financial Statements for more information on business combinations.

In November 2000, the company purchased eCustomerCentric Solutions, Inc., a.k.a. DealerKid, a provider of electronic customer marketing and relationship management software and services for automotive retailers in the United States and Canada. Privately-held DealerKid had revenues of about $2,000 in 2000.

In May 2000, the company purchased the outstanding membership interests of HAC Group, LLC, the leading provider of learning, customer relationship management and Web services to automobile retailers and manufacturers. The privately-held HAC Group, LLC had revenues of $65,000 in 1999.

In May 2000, the company and other industry partners formed a new independent company, named ChoiceParts, LLC, that is developing an electronic parts exchange for the automotive parts market. The company contributed its existing parts locator business, which had annual revenues of nearly $12,000, and in-process software development of a Web-based parts locator product to ChoiceParts in exchange for a minority equity interest, consisting of both common and preferred interests.

### DISCONTINUED OPERATIONS

In August 2000, the company sold the assets of its Information Solutions segment to The Carlyle Group for cash of $360,000 and recorded an after-tax gain on the sale of $10,853 or $.14 per diluted share. Operating results of the Information Solutions segment have been presented as discontinued operations in the statements of consolidated income. Cash flows from discontinued operations of the Information Solutions segment have been reported as a single line in the company's statements of condensed consolidated cash flows. See Note 2 to the Consolidated Financial Statements for more information on discontinued operations.

**RESTRUCTURING CHARGES**

In connection with the sale of the Information Solutions segment, the company approved a plan of restructuring and recorded a pre-tax charge of $10,560 or $6,230 after taxes ($.08 per diluted share) during the fourth quarter of fiscal year 2000. This charge represented costs for 272 former employees and included costs associated with closing the Oklahoma City manufacturing facility and vacating 38 leased facilities. See Note 3 to the Consolidated Financial Statements for more information on restructuring charges.

**RECLASSIFICATIONS**

Certain reclassifications were made to prior years' financial information to conform with the presentation used in 2002.

**RESULTS OF OPERATIONS**

**Consolidated Summary**

| | 2002 | 2001 | 2000 | 2002 vs. 2001 Change | | 2001 vs. 2000 Change | |
|---|---|---|---|---|---|---|---|
| Net sales and revenues | $992,383 | $1,004,012 | $954,687 | ($11,629) | -1% | $49,325 | 5% |
| Gross profit | $578,647 | $566,100 | $524,719 | $12,547 | 2% | $41,381 | 8% |
| % of revenues | 58.3% | 56.4% | 55.0% | | | | |
| SG&A expenses | $400,120 | $394,368 | $358,950 | $5,752 | 1% | $35,418 | 10% |
| % of revenues | 40.3% | 39.3% | 38.7% | | | | |
| Restructuring charge | $0 | $0 | $10,560 | | | | |
| Operating income | $178,527 | $171,732 | $155,209 | $6,795 | 4% | $16,523 | 11% |
| % of revenues | 18.0% | 17.1% | 16.3% | | | | |
| Income from continuing operations | $115,552 | $97,934 | $88,440 | $17,618 | 18% | $9,494 | 11% |
| Discontinued operations | $0 | $1,623 | $28,156 | ($1,623) | | ($26,533) | |
| Income before accounting change | $115,552 | $99,557 | $116,596 | $15,995 | 16% | ($17,039) | -15% |
| Effect of accounting change | ($36,563) | $0 | $0 | ($36,563) | | $0 | |
| Net income | $78,989 | $99,557 | $116,596 | ($20,568) | -21% | ($17,039) | -15% |
| Basic earnings per share | | | | | | | |
| Income from continuing operations | $1.63 | $1.34 | $1.14 | $0.29 | 22% | $0.20 | 18% |
| Income before accounting change | $1.63 | $1.34 | $1.14 | $0.29 | 22% | $0.20 | 18% |
| Net income | $1.12 | $1.36 | $1.50 | ($0.24) | -18% | ($0.14) | -9% |
| Diluted earnings per share | | | | | | | |
| Income from continuing operations | $1.58 | $1.31 | $1.11 | $0.27 | 21% | $0.20 | 18% |
| Income before accounting change | $1.58 | $1.31 | $1.11 | $0.27 | 21% | $0.20 | 18% |
| Net income | $1.08 | $1.33 | $1.47 | ($0.25) | -19% | ($0.14) | -10% |

Consolidated net sales and revenues declined slightly in fiscal year 2002, primarily because of the continued decline in MSN Autos (formerly named CarPoint) revenues that began in June 2001. See the Transformation Solutions segment section for more information on MSN Autos. This decline was partially offset by growth in computer services revenues. Consolidated revenues grew 5% in fiscal year 2001 because of the full year effect of business combinations and growth in computer services revenues. Sales of computer systems products declined in both fiscal years 2002 and 2001. Consolidated gross profit margins increased in both fiscal years 2002 and 2001 primarily as a result of growth in Software Solutions' computer services revenues. Consolidated SG&A expenses included $8,862 related to special items recorded in the second quarter of fiscal year 2002. Excluding these items, fiscal year 2002 SG&A expenses were $391,258 or 39.4% of revenues. Research and development (R&D) expenses were $68,000 in fiscal year 2002, compared to $71,000 last year and $76,000 in fiscal year 2000. SG&A expenses included goodwill amortization of $11,316 in fiscal year 2001 and $6,438 in fiscal year 2000. Excluding special items recorded in the second quarter of fiscal year 2002, SG&A expenses reflected the following items: $4,800 of severance and termination benefits, $3,000 of higher bad debt expenses, a $1,200 increase in the cost of the annual worldwide sales and service conference and somewhat higher inventory obsolescence and depreciation expenses. Bad debt expenses increased in fiscal year 2002 because of higher charge-offs. Excluding fiscal year 2002 special items and fiscal year 2000 restructuring charge, operating margins were 19.1% in 2002 compared to 17.1% in 2001 and 17.4% in 2000. Fiscal year 2002 operating margins grew as a result of higher gross profit margins. In fiscal year 2001, operating margins reflected a full year of the fiscal year 2000 acquisition of HAC Group LLC, the fiscal year 2001 purchase of DealerKid and costs related to a work stoppage of a software development contract. These acquired businesses had lower operating margins than the existing business.

Interest expense declined over the last three years because of lower effective interest rates, debt repayments and capitalization of interest expense for software development and construction of an office building. During February 2002, the company entered into $100,000 of interest rate swap agreements that effectively converted 7% fixed rate debt into variable rate debt, which averaged 4.3% in fiscal year 2002. These interest rate swap agreements were designated as fair value hedges. Interest income declined in fiscal year 2002 primarily because of lower interest rates. In fiscal year 2001, interest income increased because of higher investment balances as a result of the cash proceeds from the August 2000 sale of the Information Solutions segment. In fiscal year 2002, equity in net losses of affiliated companies was $13,201, of which $12,274 related to the sale of the company's shares of Kalamazoo Computer Group plc. This loss was effectively offset by income tax benefits of $12,377. Equity in net losses of affiliated companies was $13,019 in fiscal year 2001 and $4,416 in fiscal year 2000. The increase from fiscal year 2000 to fiscal year 2001 occurred because of greater losses from the company's investment in Kalamazoo Computer Group plc (subsequently sold), the May 2000 investment in ChoiceParts LLC and the May 2001 $3,200 write-off of the company's investment in Consumer Car Club. See Note 1 to the Consolidated Financial Statements for additional disclosures about the company's investment in Kalamazoo and Note 4 for additional disclosures about the company's investment in ChoiceParts LLC.

The effective income tax rate was 29.9% in 2002, compared to 39.7% in 2001 and 41.1% in 2000. Fiscal year 2002 included the tax benefits described in the special items section. Excluding these items, the effective income tax rate was 38.2% in fiscal year 2002. The effective tax rate declined over the last two fiscal years primarily because of reduced goodwill amortization for which there was no tax deduction.

**Software Solutions**

| | 2002 | 2001 | 2000 | 2002 vs. 2001 Change | | 2001 vs. 2000 Change | |
|---|---|---|---|---|---|---|---|
| Net sales and revenues | | | | | | | |
| Computer services | $482,152 | $444,767 | $404,676 | $37,385 | 8% | $40,091 | 10% |
| Computer systems products | $145,299 | $169,125 | $181,370 | ($23,826) | -14% | ($12,245) | -7% |
| Total net sales and revenues | $627,451 | $613,892 | $586,046 | $13,559 | 2% | $27,846 | 5% |
| Gross profit | $392,385 | $368,213 | $324,911 | $24,172 | 7% | $43,302 | 13% |
| % of revenues | 62.5% | 60.0% | 55.4% | | | | |
| SG&A expenses | $265,089 | $247,995 | $217,475 | $17,094 | 7% | $30,520 | 14% |
| % of revenues | 42.2% | 40.4% | 37.1% | | | | |
| Operating income | $127,296 | $120,218 | $107,436 | $7,078 | 6% | $12,782 | 12% |
| % of revenues | 20.3% | 19.6% | 18.3% | | | | |

Software Solutions revenues increased in both 2002 and 2001 as growth in computer services revenues more than offset declines in computer systems products sales. Computer services revenues, comprised predominately of recurring software support and equipment maintenance revenues, increased for both years primarily because of the increased number of ERA retail management software applications supported. Also contributing to the 2002 revenue increase was growth in network services revenues. The company also increased sales prices to offset inflation each year. Sales of computer systems products declined in fiscal year 2002 for several products as technology spending was generally soft. The fiscal year 2002 computer systems products sales decline also reflects the cancellation of a software development contract last year. In fiscal year 2001, sales of computer systems products declined primarily because of a decrease in the number of ERA retail management systems sold. The backlog of new orders for computer systems products and deferred revenues (orders shipped, but not yet recognized in revenues) was $60,000 at September 30, 2002 compared to $40,000 last year. Gross profit margins and operating income margins increased in both fiscal years 2002 and 2001 because of growth in higher margin computer service revenues. Gross margins on computer service revenues also increased each year because of economies of scale in supporting the greater number of software applications. In fiscal year 2002, SG&A expenses were 41.2% of revenues excluding $6,682 of special items recorded in the second quarter. In fiscal year 2002, SG&A expenses also included higher bad debt and severance expenses which were partially offset by the elimination of $3,862 of goodwill amortization. Operating margins were strong and increased each of the last two years, primarily as a result of higher gross profit margins.

**Transformation Solutions**

| | 2002 | 2001 | 2000 | 2002 vs. 2001 Change | | 2001 vs. 2000 Change | |
|---|---|---|---|---|---|---|---|
| Net sales and revenues | $139,700 | $161,149 | $132,093 | ($21,449) | -13% | $29,056 | 22% |
| Gross profit | $49,237 | $58,559 | $58,531 | ($9,322) | -16% | $28 | 0% |
| % of revenues | 35.2% | 36.3% | 44.3% | | | | |
| SG&A expenses | $58,274 | $70,491 | $60,778 | ($12,217) | -17% | $9,713 | 16% |
| % of revenues | 41.7% | 43.7% | 46.0% | | | | |
| Operating loss | ($9,037) | ($11,932) | ($2,247) | $2,895 | | ($9,685) | |
| % of revenues | -6.5% | -7.4% | -1.7% | | | | |

Transformation Solutions revenues declined in fiscal year 2002, primarily because of the continued decline in MSN Autos (formerly named CarPoint) revenues that began in June 2001. MSN Autos revenues declined over $20,000 in fiscal year 2002 and about $12,000 in fiscal year 2001 because of a change in the MSN Autos business model. Because the transition to their new business model is now complete, fiscal year 2003 revenues should be comparable to fiscal year 2002 revenues. In fiscal year 2002, this segment experienced strong growth in credit applications and Automark Web Services revenues. This growth was essentially offset by declines in revenues from customer relationship management (CRM) consulting and campaign management services. Automark Web Services have historically included a mixture of one-time and recurring revenues based on contract terms which have allowed customers the option to host their Web sites. As part of the Reynolds Generation Series, the company has launched additional hosted services and will release more in the future. As many of these hosted services integrate into the Web services offerings, the company is transitioning Automark Web Services to the company's standard contract terms, which do not contain the hosting option. As the new contracts are implemented, the company will begin recording revenues over the contract service period, instead of upon delivery of the software license. In fiscal year 2001, the full year effect of the May 2000 acquisition of HAC Group LLC, comprised of CRM consulting services and Automark Web Services, overcame the MSN Autos sales decline. Gross profit margins were essentially flat in fiscal year 2002 after declining in fiscal year 2001 as a result of a slowdown in CRM consulting revenues. Fiscal year 2002 gross profit margins include a fourth quarter adjustment to accrue an additional $1,923 of support costs related to non-cancelable contracts for Automark Web hosting services. This accrual became necessary as a result of increased integration and functionality which added support costs. SG&A expenses declined in fiscal year 2002, in part because of the elimination of $6,175 of goodwill amortization expenses. Fiscal year 2002 SG&A expenses also reflect lower selling and marketing expenses. In fiscal year 2001, SG&A expenses increased primarily because of the full year effect of the HAC Group, LLC business combination. Operating losses declined slightly in fiscal year 2002 as a result of the elimination of goodwill amortization, net of higher Automark Web Services support costs. In fiscal year 2001, operating losses increased significantly primarily because of a slowdown in CRM consulting revenues and the decline in MSN Autos revenues.

**Documents**

| | 2002 | 2001 | 2000 | 2002 vs. 2001 Change | | 2001 vs. 2000 Change | |
|---|---|---|---|---|---|---|---|
| Net sales and revenues | $183,523 | $187,053 | $196,342 | ($3,530) | -2% | ($9,289) | -5% |
| Gross profit | $105,961 | $110,668 | $115,295 | ($4,707) | -4% | ($4,627) | -4% |
| % of revenues | 57.7% | 59.2% | 58.7% | | | | |
| SG&A expenses | $68,684 | $70,877 | $75,710 | ($2,193) | -3% | ($4,833) | -6% |
| % of revenues | 37.4% | 37.9% | 38.5% | | | | |
| Operating income | $37,277 | $39,791 | $39,585 | ($2,514) | -6% | $206 | 1% |
| % of revenues | 20.3% | 21.3% | 20.2% | | | | |

Documents sales declined in fiscal years 2002 and 2001 primarily because of a decline in the volume of business forms sold. Gross profit and operating margins remained strong over the three-year period. Gross profit margins were negatively affected in fiscal year 2002 because of lower revenues and a higher mix of outsourced products, which have lower margins than manufactured standard products. SG&A expenses declined each year as a percentage of revenues. Goodwill amortization was $1,279 in both fiscal year 2001 and 2000. Operating margins remained strong, essentially reflecting the trends in gross profit margins.

**Financial Services**

| | 2002 | 2001 | 2000 | 2002 vs. 2001 Change | | 2001 vs. 2000 Change | |
|---|---|---|---|---|---|---|---|
| Net sales and revenues | $41,709 | $41,918 | $40,206 | ($209) | 0% | $1,712 | 4% |
| Gross profit | $31,064 | $28,660 | $25,982 | $2,404 | 8% | $2,678 | 10% |
| % of revenues | 74.5% | 68.4% | 64.6% | | | | |
| SG&A expenses | $8,073 | $5,005 | $4,987 | $3,068 | 61% | $18 | 0% |
| % of revenues | 19.4% | 12.0% | 12.4% | | | | |
| Operating income | $22,991 | $23,655 | $20,995 | ($664) | -3% | $2,660 | 13% |
| % of revenues | 55.1% | 56.4% | 52.2% | | | | |

Financial Services revenues were essentially flat in fiscal year 2002 after increasing 4% in fiscal year 2001. About half of the fiscal year 2001 increase came from higher interest revenues and the other half related to realization of residual values at contract maturity. The average interest rate earned on the portfolio of finance receivables was relatively stable over the last three years. Gross profit margins increased over the three years as interest rate spreads strengthened. Financial Services interest rate spread was strong at 4.9% in 2002, compared to 3.4% in 2001 and 3.1% in 2000. In fiscal year 2002, the interest rate spread was at a relatively high level for this segment because of lower borrowing costs as a result of lower interest rates. In fiscal year 2001, the interest rate spread increased because of slightly higher average interest rates on finance receivables. SG&A expenses increased in fiscal year 2002 primarily because of higher bad debt expenses as a result of increased charge-offs. Bad debt expenses were $4,450 in 2002, $2,500 in 2001 and $2,360 in 2000. Operating margins continued to be strong in this segment.

## LIQUIDITY AND CAPITAL RESOURCES

**Automotive Solutions Cash Flows (excluding Financial Services)**

The company's cash position remained strong, with cash balances of $155,295 as of September 30, 2002. Cash flows from operating activities were $158,071 during the fiscal year and resulted primarily from net income, adjusted for non cash charges, primarily depreciation and amortization and the cumulative effect of the accounting change (and related deferred income taxes). Cash flows provided by investing activities included intercompany loan repayments and dividends from Financial Services and proceeds from the sale of internally used computer equipment as part of a computer services outsourcing arrangement. These operating and investing cash flows funded the company's investments for normal operations including capital expenditures of $37,067. Capital expenditures included about $17,000 to complete the construction of a new office building near Dayton, Ohio. During the fiscal year, the company also capitalized $20,370 of software licensed to customers. As of September 30, 2002, the balance of software licensed to customers was $81,557. Most of the capitalized software development costs related to Reynolds Generations Series solutions scheduled for release in fiscal year 2003 when the company will begin amortizing these costs. Fiscal year 2003 capital expenditures and capitalized software in the ordinary course of business are anticipated to be about $30,000. See the shareholders' equity caption of this analysis regarding the payment of dividends and share repurchases.

**Financial Services Cash Flows**

Financial Services operating cash flows, collections on finance receivables and additional borrowings were invested in new finance receivables for the company's computer systems, used to make scheduled debt repayments and dividend payments to Automotive Solutions.

**Capitalization**

The company's ratio of total debt (total Automotive Solutions debt) to capitalization (total Automotive Solutions debt plus shareholders' equity) was 20.0% as of September 30, 2002 and 19.0% as of September 30, 2001. Remaining credit available under committed revolving credit agreements was $100,000 at September 30, 2002. In addition to this committed credit agreement, the company also has a variety of other short-term credit lines available. Management estimates that cash balances, cash flow from operations and cash available from existing credit agreements will be sufficient to fund normal operations over the next year. Cash balances are placed in short-term investments until needed. See Note 1 to the Consolidated Financial Statements for a description of cash investments.

In August 1997, the company entered into an agreement with a trust for the construction and lease of an office building near Dayton, Ohio. The trust was formed by a consortium of institutional investors who purchased equity interests in the trust and provided loans to the trust for the construction of the building. This building was completed in 1999 at a cost of $28,800. This lease is accounted for as an operating lease for financial reporting purposes. Accordingly, neither the asset nor the related liability is reported on the company's balance sheets. The company has guaranteed 80% of the trust's debt related to the construction of the building. The company makes quarterly lease payments based on the outstanding lease balance of $28,800. The original five-year term was extended two years through August 2004. At the end of the lease term, the company may either purchase the building for $28,800 or sell the building on behalf of the lessor. If the building is sold and the proceeds from the sale are insufficient to repay the investors, the company may be required to make a payment to the lessor of up to 80% of the building's cost. Based on appraised values, management does not believe any additional payments will be required at the termination of the lease.

On January 24, 2002, Reyna Funding, L.L.C., a consolidated affiliate of the company, entered into a loan funding agreement, whereby Reyna Funding, L.L.C. may borrow up to $100,000 using finance receivables purchased from Reyna Capital Corporation, also an affiliate of the company, as security for the loan. The securitization allows additional borrowings, up to the $100,000 limit, through January 23, 2003. This loan funding agreement is renewable annually through January 23, 2006. Any borrowings will be repaid as collections on finance receivables balances are received. During fiscal year 2002, Reyna Funding, L.L.C. borrowed $100,000 under this agreement. These borrowings were included with Financial Services' notes payable on the consolidated balance sheet. Proceeds received by Reyna Capital Corporation from Reyna Funding, L.L.C. were used to retire other debt.

The company has consistently produced strong operating cash flows sufficient to fund normal operations. Strong operating cash flows are the result of stable operating margins and a high percentage of recurring service revenues, which require relatively low capital investment. Debt instruments have been used primarily to fund business combinations and Financial Services receivables. As of September 30, 2002, the company could issue an additional $130,000 of notes under a shelf registration statement on file with the Securities and Exchange Commission. Management believes that its strong balance sheet and cash flows should help maintain an investment grade credit rating that should provide access to capital sufficient to meet the company's cash requirements beyond the next year. See Note 7 to the Consolidated Financial Statements for additional disclosures regarding the company's debt instruments.

**Shareholders' Equity**

The company lists its Class A common shares on the New York Stock Exchange. There is no principal market for Class B common shares. The company also has an authorized class of 60,000 preferred shares with no par value. As of November 12, 2002, no preferred shares were outstanding and there were no agreements or commitments with respect to the sale or issuance of these shares, except for those described in Note 8 to the Consolidated Financial Statements.

The company paid cash dividends of $31,089 in 2002, $32,121 in 2001 and $34,130 in 2000. Dividends per Class A common share were $.44 in each of 2002, 2001 and 2000. Dividends are typically declared each November, February, May and August and paid in January, April, June and September. Dividends per Class A common share must be twenty times the dividends per Class B common share and all dividend payments must be simultaneous. The company has paid dividends each year since its initial public offering in 1961.

The company repurchased $125,381 of Class A common shares in 2002, $140,816 in 2001 and $101,018 in 2000. Average prices paid per share were $26.23 in 2002, $21.70 in 2001 and $18.41 in 2000. As of September 30, 2002, the company could repurchase an additional 4,921 Class A common shares under existing board of directors' authorizations.

## APPLICATION OF CRITICAL ACCOUNTING POLICIES

The company's consolidated financial statements and notes to consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements and applying accounting policies require management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting policies for the company include revenue recognition, accounting for software licensed to customers, accounting for long-lived assets and accounting for income taxes.

**Revenue Recognition**
Sales of computer hardware and business forms products are recorded when title passes upon shipment to customers. Revenues from software license fees are accounted for in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition." The company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. Service revenues, which include computer hardware maintenance, software support, training, consulting and Web hosting are recorded ratably over the contract period or as services are performed. The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence of fair value exists for those elements. Software revenues which do not meet the criteria set forth in Emerging Issues Task Force (EITF) Issue No. 00-3, "Application of AICPA SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware," are recorded ratably over the contract period as services are provided.

**Software Licensed to Customers**
The company capitalizes certain costs of developing its software products in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." SFAS No. 86 specifies that costs incurred in creating a computer software product should be charged to expense when incurred, as research and development, until technological feasibility has been established for the product. Technological feasibility is established either by creating a detail program design or a tested working model. Judgment is required in determining when technological feasibility of a product is established. The company follows a standard process for developing software products. This process has five phases; selection, definition, development, delivery and general customer acceptability (GCA). When using proven technology, management believes that technological feasibility is established upon the completion of the definition phase (i.e. detail program design). When using newer technology, management believes that technological feasibility is established upon completion of the delivery phase (tested working model). Once technological feasibility has been established, software development costs are capitalized until the product is available for general release to customers (GCA). Software development costs consist primarily of payroll and benefits for both employees and outside contractors. Upon general release of a software product, amortization is determined based on the larger of the amounts computed using (a) the ratio that current gross revenues for each product bears to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, ranging from three to seven years.

**Long-Lived Assets**
The company has completed numerous business combinations over the years. These business combinations result in the acquisition of intangible assets and the recognition of goodwill on the company's consolidated balance sheet. The company accounts for these assets under the provisions of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill not be amortized, but instead tested for impairment at least annually. The statement also requires recognized intangible assets with finite useful lives to be amortized over their useful lives. Long-lived assets, goodwill and intangible assets are reviewed for impairment annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable from future cash flows. Future cash flows are forecasted based on management's estimates of future events and could be materially different from actual cash flows. If the carrying value of an asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value.

**Income Taxes**
The company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the company's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially impact the company's financial position or its results of operations.

**PRINCIPAL CONTRACTUAL OBLIGATIONS**

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 Years | 4-5 Years | More than 5 Years |
| Long-Term Debt | | | | | |
| Automotive Solutions | $106,061 | $6,061 | $0 | $100,000 | $0 |
| Financial Services | $217,252 | $36,733 | $80,519 | $50,000 | $50,000 |
| Operating Leases | $39,196 | $8,481 | $12,467 | $6,265 | $11,983 |
| Computer Services Agreement | $134,435 | $19,205 | $38,410 | $38,410 | $38,410 |
| Total Contractual Obligations | $496,944 | $70,480 | $131,396 | $194,675 | $100,393 |

Under terms of the May 2000, HAC Group, LLC purchase agreement, an additional $60,000 of purchase price was contingent on the operating results of the business purchased. Management does not believe that any payments will be required under this agreement, which expires in fiscal year 2003.

**PRINCIPAL COMMERCIAL COMMITMENTS**

| | | Amount of Commitment Expiration Per Period | | | |
|---|---|---|---|---|---|
| | Total Amounts Committed | Less than 1 Year | 1-3 Years | 4-5 Years | More than 5 Years |
| Line of credit | $150,000 | | $150,000 | | |
| Guarantee of nonconsolidated entity debt | $23,000 | | $23,000 | | |
| Total Commercial Commitments | $173,000 | $0 | $173,000 | $0 | $0 |

**MARKET RISKS**

**Interest Rates**

The Automotive Solutions portion of the business borrows money, as needed, primarily to fund business combinations. Generally the company borrows under fixed rate agreements with terms of ten years or less. During fiscal year 2002, the company entered into $100,000 of interest rate swap agreements that effectively converted 7% fixed rate debt into variable rate debt which averaged 4.3% in fiscal year 2003. These interest rate swap agreements were designated as fair value hedges.

The Financial Services segment of the business, including Reyna Funding, L.L.C., an affiliate of the company, obtains borrowings to fund the investment in finance receivables. These fixed rate receivables generally have repayment terms of five years. The company funds finance receivables with debt that has repayment terms consistent with the maturities of the finance receivables. Generally the company attempts to lock in the interest spread on the fixed rate finance receivables by borrowing under fixed rate agreements or using interest rate management agreements to manage variable interest rate exposure. Management believes that over time it has reduced interest expense by using interest rate management agreements and variable rate debt instead of directly obtaining fixed rate debt. The company does not use financial instruments for trading purposes. During fiscal year 2002, Reyna Funding, L.L.C., an affiliate of the company, entered into $100,000 of interest rate swaps in connection with obtaining $100,000 of variable rate debt. See Note 7 to the Consolidated Financial Statements for additional discussion of interest rate management agreements.

Because fixed rate finance receivables are primarily funded with fixed rate debt or its equivalent (variable rate debt that has been fixed with interest rate swaps), management believes that a one percentage point move in interest rates would not have a material effect on the company's financial statements. See Note 7 to the Consolidated Financial Statements for additional disclosures regarding the company's debt instruments and interest rate management agreements.

**Foreign Currency Exchange Rates**
The company has foreign-based operations, primarily in Canada, which accounted for 6% of net sales and revenues in 2002. In the conduct of its foreign operations, the company has intercompany sales, expenses and loans between the U.S. and Canada and may receive dividends denominated in different currencies. These transactions expose the company to changes in foreign currency exchange rates. At September 30, 2002, the company had no foreign currency exchange contracts outstanding. Based on the company's overall foreign currency exchange rate exposure at September 30, 2002, management believes that a 10% change in currency rates would not have a material effect on the company's financial statements.

## ENVIRONMENTAL MATTERS
See Note 13 to the Consolidated Financial Statements for a discussion of the company's environmental contingencies.

## ACCOUNTING STANDARDS
See Note 15 to the Consolidated Financial Statements for a discussion of the effect of accounting standards that the company has not yet adopted.

## FACTORS THAT MAY AFFECT FUTURE RESULTS
Certain statements in this Management's Discussion and Analysis of the Financial Condition and Results of Operations constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on current expectations, estimates, forecasts and projections of future company or industry performance based on management's judgment, beliefs, current trends and market conditions. Forward-looking statements made by the company may be identified by the use of words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Actual outcomes and results may differ materially from what is expressed, forecasted or implied in any forward-looking statement. The company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. See also the discussion of factors that may affect future results contained in the company's Current Report on Form 8-K filed with the SEC on August 11, 2000, which is incorporated herein by reference.

## ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

See "Market Risks" section in Management Discussion and Analysis (Part II, Item 7 of this report on page 14).

## ITEM 8. Financial Statements and Supplementary Data

The financial information required by Item 8 is contained in Item 15 of Part IV (page 18) of this report.

## ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

# PART III

## ITEM 10. Directors and Executive Officers of the Registrant

The name, age, background information and business experience for each of the company's directors and nominees are incorporated herein by reference to the section of the company's Proxy Statement for its 2003 Annual Meeting of Shareholders captioned "***Proposal I – Election of Directors***."

## EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the company are elected by the Board of Directors at its meeting immediately following the Annual Meeting of Shareholders to serve generally for a term of one year. The executive officers of the company, as of December 2, 2002, are:

| NAME | AGE | POSITION |
|---|---|---|
| Lloyd G. Waterhouse | 51 | Chief Executive Officer, Chairman and President |
| Dale L. Medford | 52 | Executive Vice President and Chief Financial Officer, and Director |
| Douglas M. Ventura | 42 | Vice President Business Development, General Counsel and Secretary |
| Michael J. Gapinski | 52 | Treasurer and Assistant Secretary |

A description of prior positions held by executive officers of the company within the past 5 years, to the extent applicable, is as follows:

Mr. Waterhouse has been Chief Executive Officer, Chairman and President since January 2002; prior thereto President and Chief Executive Officer from November 2000 to January 2002; prior thereto President and Chief Operating Officer from May 1999 to November 2000; prior thereto General Manager of E-Business Services for IBM Corporation from July 1998 to May 1999; and prior thereto General Manager of Marketing & Business Development for IBM Global Services from 1996 to July 1998.

Mr. Ventura has been Vice President Business Development, General Counsel and Secretary since June 2002; prior thereto Vice President Alliances and Acquisitions, General Counsel and Secretary from January 2002 to June 2002; prior thereto, General Counsel and Secretary from September 2000 to January 2002; prior thereto was Associate General Counsel and Assistant Secretary from September 1996 to September 2000.

All other executive officers of the company have held their positions for at least 5 years.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Compliance with the filings required under Section 16(a) of the Securities Exchange Act of 1934 is herein incorporated by reference to the section of the company's Proxy Statement for its 2003 Annual Meeting of Shareholders captioned ***"Section 16(a) Beneficial Ownership Reporting Compliance."***

**ITEM 11. Executive Compensation**

Information on compensation of the company's executive officers and directors is incorporated herein by reference to the section of the company's Proxy Statement for its 2003 Annual Meeting of Shareholders captioned "***Executive Compensation***."

**ITEM 12. Security Ownership of Certain Beneficial Owners and Management**

The number of Common Shares of the company beneficially owned by each five percent shareholder, director or current nominee for director, officer and by all directors and officers as a group as of December 1, 2002 is incorporated herein by reference to the section of the company's Proxy Statement for its 2003 Annual Meeting of Shareholders captioned "***Stock Ownership of Certain Beneficial Owners and Management.***"

The following table sets forth certain information regarding compensation plans under which the company's equity securities have been authorized for issuance.

**Equity Compensation Plan Information**
(In thousands except per share data)

| | (a)<br>Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b)<br>Weighted-average exercise price of outstanding options, warrants and rights | (c)<br>Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column [a]) |
|---|---|---|---|
| Plan Category | | | |
| Equity compensation plans approved by shareholders | 7,632 | 20.00 | 3,308[1] |
| Equity compensation plans not approved by shareholders | 5,443 | 20.05 | [2] |
| **Total** | 13,075 | 20.02 | 3,308 |

(1) The total number of Class A Common Shares ("Shares") authorized for issuance under the company's Stock Option Plan – 1995 (which was approved by the company's shareholders) is 1,000 Shares plus an amount each year equal to the lesser of (i) two percent of the company's total issued and outstanding Shares as of October 1 of each full or partial company fiscal year during which the plan is in effect beginning October 1, 1995 or (ii) 834.

(2) The number of Class A Common Shares authorized for issuance under the company's 2001 Shares Plan (which was not approved by the company's shareholders) is determined on or about October 1 of each year by the company's board of directors in its sole discretion. The number of shares authorized for issuance during the year beginning October 1, 2002 was 984 shares.

Following are the features of the equity compensation plans not approved by shareholders:

**2001 Shares Plan**

On August 7, 2001, the company's board of directors approved the 2001 Shares Plan. The plan was not approved by our shareholders. The purpose of the plan is to provide employees with an additional incentive to contribute to the company's success and to assist it in attracting and retaining the best personnel. The plan provides for the granting of non-qualified stock options to full-time employees and part-time, benefits-eligible employees who are not eligible to participate in any other stock option plans. (The directors and key employees of the company participate in the Stock Option Plan – 1995, which was approved by our shareholders, and, therefore, they do not participate in this plan.)

Pursuant to the plan, each year the Board of Directors determines the number of shares which may be issued upon the exercise of options to be granted on October 1 (or such other date determined by the Board) for the fiscal year under consideration. The 2001 Shares Committee, which consists of persons appointed by the Board who are not eligible to participate in the plan, has the authority to select the employees to receive stock options under the plan, determine the number of shares to be subject to the options granted, and determine the terms and conditions of the options granted including, without limitation, the option price. Each option is evidenced by an option certificate which sets forth the terms and conditions of the particular option as determined by the Committee. Unless the Committee determines otherwise, the exercise price per share subject to the option is the fair market value of our common stock on the date of grant, and the option is exercisable on and after the third anniversary of the date of grant provided that the employee has been continuously employed by us since the date of grant. Certain exceptions may be made by the Committee in the event the employee dies, retires or is terminated for reasons other than for cause. No option may have a term of more than ten years. The Committee has determined that for options granted on or after October 1, 2002, such options will be exercisable on and after the second anniversary (rather than the third anniversary) of the date of grant and that the term of such options will be seven years (rather than ten years). The plan expires on September 30, 2006 but may be earlier terminated or modified by the Committee or the Board of Directors, but no termination or modification of the plan or any option granted may adversely affect any stock option previously granted under the plan without the consent of the plan participant.

**1996 Shares Plan**

On August 6, 1996, the board of directors adopted the 1996 Shares Plan. This plan was not approved by the company's shareholders. The terms of the plan are substantially similar to the terms of the 2001 Shares Plan described above. The plan expired on September 30, 2001. Accordingly, no new stock options may be granted under the plan. The options granted under the plan had a term of ten years. Therefore, options issued under the plan remain outstanding.

**ITEM 13. Certain Relationships and Related Transactions**

Information concerning transactions with management, certain business relationships and indebtedness of management is incorporated herein by reference to the section of the company's Proxy Statement for its 2003 Annual Meeting of Shareholders captioned "***Certain Relationships and Related Transactions.***"

**ITEM 14. Controls and Procedures**

Reynolds management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

**PART IV**

(Dollars in thousands)

**ITEM 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K**

**(a) (1) Financial Statements**

The following consolidated financial statements of the company are set forth on pages 31-54.

Statements of Consolidated Income - For The Years Ended September 30, 2002, 2001 and 2000

Consolidated Balance Sheets - September 30, 2002 and 2001

Statements of Consolidated Shareholders' Equity and Comprehensive Income - For The Years Ended September 30, 2002, 2001 and 2000

Statements of Condensed Consolidated Cash Flows – For the Years Ended September 30, 2002, 2001 and 2000

Notes to Consolidated Financial Statements (Including Supplementary Data)

**(a) (2) Financial statement schedules for each of the three years in the period ended September 30, 2002 are attached hereto:**

| Schedule II | Valuation Accounts | Page 55 |
|---|---|---|

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

**(a) (3) Exhibits**

| *Exhibit No.* | *Item* |
|---|---|
| (3)(a) | Amended Articles of Incorporation, Restatement effective February 9, 1995; incorporated by reference to Exhibit A of the company's definitive proxy statement dated January 5, 1995 filed with the Securities and Exchange Commission. |
| (3)(b) | Amendment to Amended and Restated Articles of Incorporation, effective April 25, 1997; incorporated by reference to Exhibit 2 of the company's Form 8A/A dated October 20, 1998 filed with the Securities and Exchange Commission. |
| (3)(c) | Amendment to Amended and Restated Articles of Incorporation, effective April 18, 2001; incorporated by reference to Exhibit (3)(c) to Form 10-K for the fiscal year ended September 30, 2001. |
| (3)(d) | Amended and Restated Consolidated Code of Regulations; incorporated by reference to Exhibit A to the company's definitive proxy statement dated January 8, 2001 filed with the Securities and Exchange Commission. |
| (4)(a) | Copies of the agreements relating to long-term debt, which are not required as exhibits to this Form 10-K, will be provided to the Securities and Exchange Commission upon request. |
| (4)(b) | Amended and Restated Rights Agreement between The Reynolds and Reynolds Company and Mellon Investor Services, L.L.C. as Rights Agent dated as of December 1, 2001; incorporated by reference to Exhibit (4)(b) to Form 10-K for the fiscal year ended September 30, 2001. |
| (9) | Not applicable. |
| (10)(c)* | Amended and Restated Employment Agreement with Lloyd G. Waterhouse, as of December 1, 2001; incorporated by reference to Exhibit (10)(c) to Form 10-K for the fiscal year ended September 30, 2001. |
| (10)(d)* | Employment Agreement with Dale L. Medford dated as of May 7, 2001; incorporated by reference to Exhibit (10)(d) to Form 10-K for the fiscal year ended September 30, 2001. |
| (10)(e)* | Employment Agreement with Timothy J. Bailey dated as of December 1, 2001; incorporated by reference to Exhibit (10)(e) to Form 10-K for the fiscal year ended September 30, 2001. |
| (10)(f)* | Employment Agreement with Douglas M. Ventura dated as of December 1, 2001; incorporated by reference to Exhibit (10)(f) to Form 10-K for the fiscal year ended September 30, 2001. |
| (10)(g)* | Change in Control Agreement with Paul S. Guthrie dated as of June 28, 2002. |
| (10)(h) * | Amended and Restated Employment Agreement with Robert C. Nevin dated as of February 1, 1997; incorporated by reference to Exhibit (10)(b) to Form 10-K for the fiscal year ended September 30, 1997. |
| (10)(i) * | Employment Agreement with Rodney A. Hedeen dated February 1, 1997; incorporated by reference to Exhibit (10)(e) to Form 10-K for the fiscal year ended September 30, 1997. |
| (10)(j) * | General form of Indemnification Agreement between the company and each of its directors dated as of August, 6, 2002. |
| (10)(k) * | Amended and Restated Stock Option Plan -- 1989, effective November 13, 2001; incorporated by reference to Exhibit (10)(k) to Form 10-K for the fiscal year ended September 30, 2001. |
| (10)(l) * | Restated Stock Option Plan – 1995, effective November 13, 2001; incorporated by reference to Exhibit (10)(k) to Form 10-K for the fiscal year ended September 30, 2001. |
| (10)(m) * | 1996 Shares Plan, adopted August 6, 1996 and filed with the SEC as Exhibit 4(e) to Form S-8 filed on August 13, 1999. |
| (10)(n) * | 2001 Shares Plan, adopted August 7, 2001 and filed with the SEC as Exhibit 4(g) to Form S-8 filed on October 1, 2001. |
| (10)(o) * | The Reynolds and Reynolds Company Supplemental Retirement Plan; incorporated by reference to Exhibit (10)(G) to Form 10-K for the fiscal year ended September 30, 1980. |

| *Exhibit No.* | *Item* |
|---|---|
| (10)(p) * | The Reynolds and Reynolds Company Supplemental Retirement Plan; Amendment No. 2, adopted on August 17, 1982; incorporated by reference to Exhibit (10)(j) to Form 10-K for the fiscal year ended September 30, 1982. |
| (10)(q) * | The Reynolds and Reynolds Company Supplemental Retirement Plan, Amendment No. 3, adopted on August 16, 1983; incorporated by reference to Exhibit (10)(j) to Form 10-K for the fiscal year ended September 30, 1983. |
| (10)(r) * | The Reynolds and Reynolds Company Supplemental Retirement Plan, Amendment No. 4, adopted on November 6, 1984; incorporated by reference to Exhibit (10)(l) to Form 10-K for the fiscal year ended September 30, 1984. |
| (10)(s) * | The Reynolds and Reynolds Company Supplemental Retirement Plan, Amendment No. 5, adopted on May 13, 1985; incorporated by reference to Exhibit (10)(s) to Form 10-K for the fiscal year ended September 30, 1985. |
| (10)(t) * | The Reynolds and Reynolds Company Supplemental Retirement Plan, Amendment No. 6, adopted on February 11, 1986; incorporated by reference to Exhibit (10)(r) to Form 10-K for the fiscal year ended September 30, 1986. |
| (10)(u) * | The Reynolds and Reynolds Company Supplemental Retirement Plan, Amendment No. 7, adopted on August 12, 1986; incorporated by reference to Exhibit (10)(s) to Form 10-K for the fiscal year ended September 30, 1986. |
| (10)(v) * | The Reynolds and Reynolds Company Supplemental Retirement Plan, Amendment No. 8, adopted on February 10, 1987; incorporated by reference to Exhibit (10)(s) to Form 10-K for the fiscal year ended September 30, 1987. |
| (10)(w) * | The Reynolds and Reynolds Company Supplemental Retirement Plan, Amendment No. 9, adopted on August 11, 1987; incorporated by reference to Exhibit (10)(t) to Form 10-K for the fiscal year ended September 30, 1987. |
| (10)(x) * | The Reynolds and Reynolds Company Supplemental Retirement Plan, Amendment No. 10, adopted on May 8, 1989; incorporated by reference to Exhibit (10)(dd) to Form 10-K for the fiscal year ended September 30, 1989. |
| (10)(y) * | The Reynolds and Reynolds Company Restated Supplemental Retirement Plan adopted November 9, 1988; incorporated by reference to Exhibit (10)(ee) to Form 10-K for the fiscal year ended September 30, 1989. |
| (10)(z) * | Resolution of the Board of Directors amending The Reynolds and Reynolds Company Supplemental Retirement Plan dated as of December 1, 1989; incorporated by reference to Exhibit (10)(ff) to Form 10-K for the fiscal year ended September 30, 1989. |
| (10)(aa) * | Resolution of the Board of Directors amending The Reynolds and Reynolds Company Supplemental Retirement Plan (Amendment No. 1), dated as of November 13, 1990; incorporated by reference to Exhibit (10)(ff) to Form 10-K for the fiscal year ended September 30, 1990. |
| (10)(bb) * | Resolution of the Board of Directors amending The Reynolds and Reynolds Company Supplemental Retirement Plan (Amendment No. 2), dated as of July 23, 1991; incorporated by reference to Exhibit (10)(dd) to Form 10-K for the fiscal year ended September 30, 1991. |
| (10)(cc) * | The Reynolds and Reynolds Company Supplemental Retirement Plan Amendment No. 3, adopted August 8, 1995; incorporated by reference to Exhibit (10)(dd) to Form 10-K for the fiscal year ended September 30, 1995. |
| (10)(dd) * | The Reynolds and Reynolds Company Supplemental Retirement Plan Amendment No. 4, adopted March 14, 1997; incorporated by reference to Exhibit (10)(dd) to Form 10-K for the fiscal year ended September 30, 1997. |
| (10)(ee) * | The Reynolds and Reynolds Company Supplemental Retirement Plan Amendment No. 5, adopted November 12, 2001; incorporated by reference to Exhibit (10)(cc) to Form 10-K for the fiscal year ended September 30, 2001. |
| (10)(ff) * | Description of The Reynolds and Reynolds Company Annual Incentive Compensation Plan adopted as of October 1, 1986; incorporated by reference to Exhibit (10)(t) to Form 10-K for the fiscal year ended September 30, 1987. |

| *Exhibit No.* | *Item* |
|---|---|
| (10)(gg) * | Description of The Reynolds and Reynolds Company Amended and Restated Annual Incentive Compensation Plan effective October 1, 1995; incorporated by reference to (10)(ff) to Form 10-K for the fiscal year ended September 30, 1995. |
| (10)(hh) * | A performance-based incentive compensation plan for the Chief Executive Officer and those other officers permitted under Internal Revenue Code Section 162(m) incorporated by reference to Proposal II within the company's definitive proxy statement dated January 4, 2000 filed with the Securities and Exchange Commission. |
| (10)(ii) * | The Reynolds and Reynolds Company Retirement Plan (formerly The Reynolds and Reynolds Company Salaried Retirement Plan) October 1, 1995 Restatement; incorporated by reference to Exhibit (10)(ii) to Form 10-K for the fiscal year ended September 30, 1995. |
| (10)(jj) * | The Reynolds and Reynolds Company Retirement Plan (formerly The Reynolds and Reynolds Company Salaried Retirement Plan) October 1, 1995 Restatement Amendment No. 1, adopted December 19, 1996; incorporated by reference to Exhibit (10)(ii) to Form 10-K for the fiscal year ended September 30, 1997. |
| (10)(kk) * | The Reynolds and Reynolds Company Retirement Plan (formerly The Reynolds and Reynolds Company Salaried Retirement Plan) October 1, 1995 Restatement Amendment No. 2, adopted August 11, 1997; incorporated by reference to Exhibit (10)(ii) to Form 10-K for the fiscal year ended September 30, 1997. |
| (10)(ll)* | The Reynolds and Reynolds Company Retirement Plan (formerly The Reynolds and Reynolds Company Salaried Retirement Plan) October 1, 1995 Restatement Amendment No. 3, adopted September 22, 1998, as filed herewith; incorporated by reference to Exhibit (10)(oo) to Form 10-K for the fiscal year ended September 30, 1998. |
| (10)(mm) * | General Form of Deferred Compensation Agreement between the company and each of the following officers: R. H. Grant, III, David R. Holmes and Dale L. Medford; incorporated by reference to Exhibit (10)(p) to Form 10-K for the fiscal year ended September 30, 1983. |
| (10)(nn) * | Resolution of the Board of Directors and General Form of Amendment dated December 1, 1989 to the Deferred Compensation Agreements between the company and each of the following officers: David R. Holmes, Dale L. Medford and Daniel W. Dittman; incorporated by reference to Exhibit (10)(fff) to Form 10-K for the fiscal year ended September 30, 1989. |
| (10)(oo) * | General Form of Collateral Assignment Split-Dollar Insurance Agreement and Policy and Non-Qualified Compensation and Disability Benefit Agreement between the company and each of the following officers: Michael J. Gapinski and Dale L. Medford; incorporated by reference to Exhibit (10)(dd) to Form 10-K for the fiscal year ended September 30, 1985. |
| (10)(pp) * | Resolution of the Board of Directors and General Form of Amendment dated December 1, 1989 to the Non-Qualified Compensation and Disability Benefit between the company and each of the following officers: Michael J. Gapinski and Dale L. Medford; incorporated by reference to Exhibit (10)(hhh) to Form 10-K for the fiscal year ended September 30, 1989. |
| (10)(qq) * | General Form of Non-Qualified Deferred Compensation and Disability Agreement between the Company and each of its officers effective December 1, 2001; incorporated by reference to Exhibit (10)(qq) of Form 10-K for fiscal year ended September 30, 2001. |
| (10)(rr) | Agreement dated March 11, 1963, between the company and Richard H. Grant, Jr., restricting transfer of Class B Common Stock of the company; incorporated by reference to Exhibit 9 to Registration Statement No. 2-40237 on Form S-7. |
| (10)(ss) | Amendment dated February 14, 1984 to Richard H. Grant, Jr.'s Agreement restricting transfer of Class B Common Stock of the company dated March 11, 1963; incorporated by reference to Exhibit (10)(u) to Form 10-K for the fiscal year ended September 30, 1984. |
| (11) | Not applicable |

| *Exhibit No.* | *Item* |
|---|---|
| (12) | Not applicable |
| (13) | Not applicable |
| (18) | Not applicable |
| (21) | List of subsidiaries (See Page 80) |
| (22) | Not applicable |
| (23) | Consent of Independent Auditors (See Page 30) |
| (24) | Not Applicable |
| (99.1) | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| (99.2) | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

* Contracts or compensatory plans or arrangements required to be filed as an exhibit to this form pursuant to Item 14(c) of this report.

**(b) Reports on Form 8-K**

During the quarter ended September 30, 2002, no reports on Form 8-K were filed.

**(c) Exhibits required by Item 601 of Regulation S-K.**

Please refer to Part IV, Item 15(a)(3) beginning on page 19.

**(d) Consolidated Financial Statements**

Individual financial statements and schedules of the company's consolidated subsidiaries are omitted from this Annual Report on Form 10-K because consolidated financial statements and schedules are submitted and because the registrant is primarily an operating company and all subsidiaries included in the consolidated financial statements are wholly owned.

---

The Company provides free of charge access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other SEC filings, through our website, www.reyrey.com, as soon as reasonably practicable after such reports are electronically filed with the SEC.

The Company will also provide free of charge a copy of its 2002 Annual Report to Shareholders upon written request to:

**Douglas M. Ventura, Vice President, General Counsel and Secretary**
**The Reynolds and Reynolds Company**
**P. O. Box 2608**
**Dayton, Ohio 45401**

Or by calling: **1-888-4REYREY (473-9739)**

---

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.**

THE REYNOLDS AND REYNOLDS COMPANY

By **/s/ Douglas M. Ventura**

DOUGLAS M. VENTURA
Vice President, General Counsel and Secretary

Date: December 13, 2002

**Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.**

Date: December 13, 2002

By **/s/ Lloyd G. Waterhouse**

LLOYD G. WATERHOUSE
Chief Executive Officer, Chairman and President
(Principal Executive Officer)

Date: December 13, 2002

By **/s/ Dale L. Medford**

DALE L. MEDFORD
Executive Vice President and Chief
Financial Officer (Principal Financial and
Accounting Officer) and Director

Date: December 13, 2002

By **/s/ James L. Arthur**

JAMES L. ARTHUR, Director

Date: December 13, 2002

By **/s/ Stephanie W. Bergeron**

STEPHANIE W. BERGERON, Director

Date: December 13, 2002

By **/s/ Dr. David E. Fry**

DR. DAVID E. FRY, Director

Date: December 13, 2002

By /s/ **Richard H. Grant, III**

RICHARD H. GRANT, III, Director

Date: December 13, 2002

By /s/ **Ira D. Hall**

IRA D. HALL, Director

Date: December 13, 2002

By /s/ **Cleve L. Killingsworth, Jr.,**

CLEVE L. KILLINGSWORTH, JR.
Director

Date: December 13, 2002

By /s/ **Eustace W. Mita**

EUSTACE W. MITA, Director

Date: December 13, 2002

By /s/ **Philip A. Odeen**

PHILIP A. ODEEN, Director

Date: December 13, 2002

By /s/ **Donald K. Peterson**

DONALD K. PETERSON, Director

**CERTIFICATION**

I, Lloyd G. Waterhouse, principal executive officer, certify that:

1. I have reviewed this annual report on Form 10-K of The Reynolds and Reynolds Company.
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 13, 2002

**/s/ Lloyd G. Waterhouse**
Lloyd G. Waterhouse
Chief Executive Officer, Chairman and President

**CERTIFICATION**

I, Dale L. Medford, principal financial officer, certify that:

1. I have reviewed this annual report on Form 10-K of The Reynolds and Reynolds Company.
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 13, 2002

**/s/ Dale L. Medford**
Dale L. Medford
Executive Vice President and Chief Financial Officer

**ANNUAL REPORT ON FORM 10-K**

ITEM 14(a)(1) and (2); 14(c) and (d)

Financial Statements, Schedules and Exhibits

Year Ended September 30, 2002

The Reynolds and Reynolds Company

Dayton, Ohio

## Management's Statement of Responsibility

To Our Shareholders:

The management of The Reynolds and Reynolds Company is responsible for accurately and objectively preparing the company's consolidated financial statements. These statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Management believes that the financial information in this annual report is free from material misstatement.

The company's management maintains an environment of multilevel controls. The *Company Business Principles*, for example, is distributed to all employees and communicates high standards of integrity that are expected in the company's day-to-day business activities. The *Company Business Principles* addresses a broad range of issues including potential conflicts of interest, business relationships, accurate and timely reporting of financial information, confidentiality of proprietary information, insider trading and social responsibility.

The company also maintains and monitors a system of internal controls designed to provide reasonable assurances regarding the safeguarding of company assets and the integrity and reliability of financial records. These internal controls include the appropriate segregation of duties and the application of formal policies and procedures. Furthermore, an internal audit department, which has access to all financial and other corporate records, regularly performs tests to evaluate the system of internal controls to ensure the system is adequate and operating effectively. At the date of these financial statements, management believes the company has an effective internal control system.

The company's independent auditors, Deloitte & Touche LLP, perform an independent audit of the company's consolidated financial statements. They have access to minutes of board meetings, all financial information and other corporate records. Their audit is conducted in accordance with auditing standards generally accepted in the United States of America and includes consideration of the system of internal controls. Their report is included in this annual report.

Another level of control resides with the audit committee of the company's board of directors. The committee, comprised of five directors who are not members of management, oversees the company's financial reporting process. They recommend to the board, subject to shareholder approval, the selection of the company's independent auditors. They discuss the overall audit scope and the specific audit plans with the independent auditors and the internal auditors. This committee also meets regularly (separately and jointly) with the independent auditors, the internal auditors and management to discuss the results of those audits, the evaluation of internal controls, the quality of financial reporting and specific accounting and reporting issues.

Lloyd G. "Buzz" Waterhouse
Chief Executive Officer, Chairman and President

Dale L. Medford
Executive Vice President
and Chief Financial Officer

## INDEPENDENT AUDITORS' REPORT

To the Shareholders of The Reynolds and Reynolds Company:

We have audited the accompanying consolidated balance sheets of The Reynolds and Reynolds Company and its subsidiaries as of September 30, 2002 and 2001, and the related statements of consolidated income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended September 30, 2002. Our audits also included the financial statement schedule included as Item 14(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Reynolds and Reynolds Company and its subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 14 to the financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

DELOITTE & TOUCHE LLP
Dayton, Ohio
November 12, 2002

## INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in The Reynolds and Reynolds Company (1) Registration Statement No. 33-56045 on Form S-8, (2) Post-Effective Amendment No. 1 to Registration Statement No. 333-12681 on Form S-8, (3) Registration Statement No. 333-16583 on Form S-3, (4) Registration Statement No. 333-18585 on Form S-3, (5) Registration Statement No. 333-41983 on Form S-3, (6) Registration Statement No. 333-41985 on Form S-3, (7) Post-Effective Amendment No. 1 to Registration Statement No. 33-51895 on Form S-3, (8) Post-Effective Amendment No. 1 to Registration Statement No. 33-58877 on Form S-3, (9) Pre-Effective Amendment No. 1 to Registration Statement No. 33-61725 on Form S-3, (10) Registration Statement No. 33-59615 on Form S-3, (11) Registration Statement No. 33-59617 on Form S-3, (12) Registration Statement No. 333-12967 on Form S-3, (13) Registration Statement No. 333-72639 on Form S-3, (14) Registration Statement No. 333-85177 on Form S-8, (15) Registration Statement No. 333-85179 on Form S-8, (16) Registration Statement No. 333-85551 on Form S-8, (17) Registration Statement No. 333-94687 on Form S-3, (18) Registration Statement No. 333-30090 on Form S-8, (19) Registration Statement No. 333-53798 on Form S-3, (20) Registration Statement No. 333-57272 on Form S-8, (21) Registration Statement No. 333-70630 on Form S-8, and (22) Registration Statement No. 333-86780 on Form S-8 of our report dated November 12, 2002, appearing in this Annual Report on Form 10-K of The Reynolds and Reynolds Company for the year ended September 30, 2002, and to the reference to Deloitte & Touche LLP under the heading "Experts" in the respective Prospectuses, which is part of each of the above Registration Statements.

DELOITTE & TOUCHE LLP
Dayton, Ohio
December 13, 2002

**Statements of Consolidated Income**
(In thousands except per share data)

| For The Years Ended September 30 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net Sales and Revenues | | | |
| Services | **$604,191** | $ 600,681 | $535,372 |
| Products | **346,483** | 361,413 | 379,109 |
| Financial services | **41,709** | 41,918 | 40,206 |
| Total net sales and revenues | **992,383** | 1,004,012 | 954,687 |
| Cost of sales | | | |
| Services | **211,014** | 220,721 | 203,311 |
| Products | **192,077** | 203,933 | 212,433 |
| Financial services | **10,645** | 13,258 | 14,224 |
| Total cost of sales | **413,736** | 437,912 | 429,968 |
| Gross profit | **578,647** | 566,100 | 524,719 |
| Selling, general and administrative expenses | **400,120** | 394,368 | 358,950 |
| Restructuring charges | | | 10,560 |
| Operating Income | **178,527** | 171,732 | 155,209 |
| Other Charges (Income) | | | |
| Interest expense | **4,126** | 5,303 | 7,441 |
| Interest income | **(3,848)** | (7,818) | (6,736) |
| Equity in net losses of affiliated companies | **13,201** | 13,019 | 4,416 |
| Other - net | **100** | (1,296) | (54) |
| Total other charges | **13,579** | 9,208 | 5,067 |
| Income Before Income Taxes | **164,948** | 162,524 | 150,142 |
| Income Taxes | **49,396** | 64,590 | 61,702 |
| Income from Continuing Operations | **115,552** | 97,934 | 88,440 |
| Income from Discontinued Operations | | 1,623 | 28,156 |
| Income Before Cumulative Effect of Accounting Change | **115,552** | 99,557 | 116,596 |
| Cumulative Effect of Accounting Change | **(36,563)** | | |
| Net Income | **$ 78,989** | $ 99,557 | $116,596 |
| | | | |
| Basic Earnings Per Common Share | | | |
| Income from continuing operations | **$1.63** | $1.34 | $1.14 |
| Income from discontinued operations | | $.02 | $.36 |
| Income before cumulative effect of accounting change | **$1.63** | $1.36 | $1.50 |
| Cumulative effect of accounting change | **($.52)** | | |
| Net income | **$1.12** | $1.36 | $1.50 |
| Average number of common shares outstanding | **70,692** | 73,183 | 77,474 |
| | | | |
| Diluted Earnings Per Common Share | | | |
| Income from continuing operations | **$1.58** | $1.31 | $1.11 |
| Income from discontinued operations | | $.02 | $.35 |
| Income before cumulative effect of accounting change | **$1.58** | $1.33 | $1.47 |
| Cumulative effect of accounting change | **($.50)** | | |
| Net income | **$1.08** | $1.33 | $1.47 |
| Average number of common shares and equivalents outstanding | **73,357** | 74,919 | 79,499 |

See Notes to Consolidated Financial Statements.

## Consolidated Balance Sheets

(In thousands)

| September 30 | 2002 | 2001 |
|---|---|---|
| **Automotive Solutions Assets** | | |
| Current Assets | | |
| Cash and equivalents | $ 155,295 | $ 110,511 |
| Accounts receivable (less allowance for doubtful accounts: 2002--$4,902; 2001--$3,662) | 117,471 | 124,954 |
| Inventories | | |
| Finished products | 12,539 | 10,271 |
| Work in process | 365 | 398 |
| Raw materials and supplies | 163 | 177 |
| Total inventories | 13,067 | 10,846 |
| Deferred income taxes | 15,575 | 24,348 |
| Prepaid expenses and other assets | 16,395 | 16,465 |
| Total current assets | 317,803 | 287,124 |
| Property, Plant and Equipment | | |
| Land and improvements | 15,641 | 9,921 |
| Buildings and improvements | 109,809 | 64,668 |
| Computer equipment | 105,255 | 135,256 |
| Machinery and equipment | 40,666 | 42,004 |
| Furniture and other | 42,883 | 34,405 |
| Construction in progress | 6,377 | 51,859 |
| Total property, plant and equipment | 320,631 | 338,113 |
| Less accumulated depreciation | 159,558 | 179,062 |
| Net property, plant and equipment | 161,073 | 159,051 |
| Intangible Assets | | |
| Goodwill | 28,999 | 34,663 |
| Software licensed to customers | 81,557 | 59,690 |
| Acquired intangible assets | 44,366 | 102,018 |
| Other | 3,382 | 5,244 |
| Total intangible assets | 158,304 | 201,615 |
| Other Assets | 92,380 | 84,283 |
| Total Automotive Solutions Assets | 729,560 | 732,073 |
| **Financial Services Assets** | | |
| Cash | 635 | 441 |
| Finance Receivables | 406,160 | 421,370 |
| Other Assets | 810 | 523 |
| Total Financial Services Assets | 407,605 | 422,334 |
| **Total Assets** | $1,137,165 | $1,154,407 |

| | 2002 | 2001 |
|---|---|---|
| **Automotive Solutions Liabilities** | | |
| Current Liabilities | | |
| Current portion of long-term debt | $ 6,061 | $ 6,061 |
| Accounts payable | | |
| Trade | 41,186 | 41,258 |
| Other | 3,958 | 3,380 |
| Accrued liabilities | | |
| Compensation and related items | 52,599 | 43,321 |
| Income taxes | 316 | 19,018 |
| Other | 28,945 | 28,519 |
| Deferred revenues | 24,404 | 18,362 |
| Total current liabilities | 157,469 | 159,919 |
| Long-Term Debt | 107,408 | 105,805 |
| Other Liabilities | | |
| Pensions | 49,932 | 56,192 |
| Postretirement medical | 43,471 | 42,742 |
| Other | 3,085 | 5,066 |
| Total other liabilities | 96,488 | 104,000 |
| Total Automotive Solutions Liabilities | 361,365 | 369,724 |
| **Financial Services Liabilities** | | |
| Notes Payable | 217,252 | 203,512 |
| Deferred Income Taxes | 94,543 | 96,812 |
| Other Liabilities | 8,979 | 7,576 |
| Total Financial Services Liabilities | 320,774 | 307,900 |
| **Shareholders' Equity** | | |
| Capital Stock | | |
| Preferred | | |
| Class A common | 216,518 | 167,356 |
| Class B common | 500 | 625 |
| Other Comprehensive Losses | (14,234) | (9,547) |
| Retained Earnings | 252,242 | 318,349 |
| Total Shareholders' Equity | 455,026 | 476,783 |
| **Total Liabilities and Shareholders' Equity** | $1,137,165 | $1,154,407 |

See Notes to Consolidated Financial Statements.

## Statements of Consolidated Shareholders' Equity and Comprehensive Income
(In thousands except per share data)

| For The Years Ended September 30 | **2002** | 2001 | 2000 |
|---|---|---|---|
| Capital Stock | | | |
| Class A common | | | |
| Balance, beginning of year | **$167,356** | $124,247 | $ 78,598 |
| Capital stock issued | **51,106** | 44,455 | 46,842 |
| Converted from Class B common | **125** | | |
| Capital stock repurchased | **(11,374)** | (10,968) | (5,653) |
| Capital stock retired | **(951)** | (459) | (808) |
| Tax benefits from stock options | **10,256** | 10,081 | 5,268 |
| Balance, end of year | **216,518** | 167,356 | 124,247 |
| Class B common | | | |
| Balance, beginning of year | **625** | 625 | 625 |
| Converted to Class A common | **(125)** | | |
| Balance, end of year | **500** | 625 | 625 |
| Other Comprehensive Income (Losses) | | | |
| Balance, beginning of year | **(9,547)** | (7,139) | (9,448) |
| Foreign currency translation | **(186)** | (1,591) | (645) |
| Minimum pension liability | **(3,679)** | 847 | 2,954 |
| Cumulative effect of accounting change | | 15 | |
| Net unrealized losses on derivative contracts | **(822)** | (1,679) | |
| Balance, end of year | **(14,234)** | (9,547) | (7,139) |
| Retained Earnings | | | |
| Balance, beginning of year | **318,349** | 380,761 | 393,660 |
| Net income | **78,989** | 99,557 | 116,596 |
| Cash dividends | | | |
| Class A common **(2002--$.44 per share;** 2001--$.44 per share; 2000--$.44 per share) | **(30,715)** | (31,681) | (33,690) |
| Class B common **(2002--$.022 per share;** 2001--$.022 per share; 2000--$.022 per share) | **(374)** | (440) | (440) |
| Capital stock repurchased | **(114,007)** | (129,848) | (95,365) |
| Balance, end of year | **252,242** | 318,349 | 380,761 |
| Total Shareholders' Equity | **$455,026** | $476,783 | $498,494 |

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Comprehensive Income | | | |
| Net income | **$ 78,989** | $ 99,557 | $116,596 |
| Foreign currency translation | **(186)** | (1,591) | (645) |
| Minimum pension liability | **(3,679)** | 847 | 2,954 |
| Cumulative effect of accounting change | | 15 | |
| Net unrealized losses on derivative contracts | **(822)** | (1,679) | |
| Total comprehensive income | **$ 74,302** | $ 97,149 | $118,905 |

See Notes to Consolidated Financial Statements.

## Statements of Condensed Consolidated Cash Flows
(In thousands)

| For The Years Ended September 30 | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Automotive Solutions** | | | |
| Cash Flows Provided by Operating Activities | **$158,071** | $165,548 | $118,948 |
| Cash Flows Provided by (Used for) Investing Activities | | | |
| Business combinations | **(5,971)** | (12,008) | (101,635) |
| Capital expenditures | **(37,067)** | (51,383) | (65,677) |
| Net proceeds from sales of assets | **9,674** | 3,770 | 9,157 |
| Capitalization of software licensed to customers | **(20,370)** | (20,310) | (20,258) |
| Repayments from (advances to) financial services | **53,817** | (4,321) | 13,051 |
| Net cash provided by (used for) investing activities | **83** | (84,252) | (165,362) |
| Cash Flows Provided by (Used for) Financing Activities | | | |
| Principal payments on debt | **(6,869)** | (7,930) | (61,036) |
| Cash dividends paid | **(31,089)** | (32,121) | (34,130) |
| Capital stock issued | **50,155** | 43,996 | 16,786 |
| Capital stock repurchased | **(125,381)** | (140,816) | (101,018) |
| Net cash used for financing activities | **(113,184)** | (136,871) | (179,398) |
| Effect of Exchange Rate Changes on Cash | **(186)** | (1,591) | (645) |
| Net Cash Provided by (Used for) Discontinued Operations | **—** | (37,778) | 328,317 |
| Increase (Decrease) in Cash and Equivalents | **44,784** | (94,944) | 101,860 |
| Cash and Equivalents, Beginning of Year | **110,511** | 205,455 | 103,595 |
| Cash and Equivalents, End of Year | **$155,295** | $110,511 | $205,455 |
| **Financial Services** | | | |
| Cash Flows Provided by Operating Activities | **$ 19,457** | $ 14,019 | $ 20,858 |
| Cash Flows Provided by (Used for) Investing Activities | | | |
| Finance receivables originated | **(154,250)** | (178,268) | (132,633) |
| Collections on finance receivables | **175,064** | 168,577 | 131,854 |
| Net cash provided (used for) investing activities | **20,814** | (9,691) | (779) |
| Cash Flows Provided by (Used for) Financing Activities | | | |
| Additional borrowings | **100,000** | 78,813 | 63,887 |
| Principal payments on debt | **(86,260)** | (87,477) | (71,134) |
| Advances from (repayments to) automotive solutions | **(53,817)** | 4,321 | (13,051) |
| Net cash used for financing activities | **(40,077)** | (4,343) | (20,298) |
| Increase (Decrease) in Cash and Equivalents | **194** | (15) | (219) |
| Cash and Equivalents, Beginning of Year | **441** | 456 | 675 |
| Cash and Equivalents, End of Year | **$ 635** | $ 441 | $ 456 |

See Notes to Consolidated Financial Statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except per share data)

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Consolidation**

The consolidated financial statements include the accounts of the parent company and its domestic and foreign subsidiaries and present details of revenues, expenses, assets, liabilities and cash flows for both Automotive Solutions and Financial Services. Automotive Solutions is comprised of the company's Software Solutions, Transformation Solutions and Documents segments. Financial Services is comprised of Reyna Capital Corporation, Reyna Funding, L.L.C. and a similar operation in Canada. In accordance with industry practice, the assets and liabilities of Automotive Solutions are classified as current or noncurrent and those of Financial Services are unclassified. Intercompany balances and transactions are eliminated.

**Use of Estimates**

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. The use of estimates and judgments may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

**Cash and Equivalents**

For purposes of reporting cash flows, cash and equivalents includes cash on hand, cash deposits and investments with maturities of three months or less at the time of purchase.

**Fair Value of Financial Instruments**

The carrying amount of cash, cash equivalents and accounts receivable approximate fair value because of the relatively short maturity of these financial instruments. Fair values of debt and interest rate management agreements are based on quoted prices for financial instruments with the same remaining maturities.

**Concentrations of Credit Risk**

The company is a leading provider of information management systems and services to automotive retailers. Substantially all finance receivables and accounts receivable are from automotive retailers.

**Allowance for Doubtful Accounts**

An allowance for doubtful accounts on accounts receivable and finance receivables is established based on historical loss experience, aging of accounts and current customer and economic conditions. Receivables are charged to the allowance for doubtful accounts when an account is deemed to be uncollectible, taking into consideration the financial condition of the customer and the value of any collateral. Recoveries of receivables, previously charged off as uncollectible, are credited to the allowance for doubtful accounts.

**Inventories**

Inventories are stated at the lower of cost or market. Costs of business forms inventories are determined by the last-in, first-out (LIFO) method. At September 30, 2002 and 2001, LIFO inventories were $4,439 and $4,634, respectively. These inventories determined by the first-in, first-out (FIFO) method would increase by $3,539 in 2002 and $3,784 in 2001. For other inventories, comprised primarily of computer equipment, cost is determined by specific identification or the FIFO method. Market is based on net realizable value.

**Property, Plant and Equipment**

Property, plant and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful service lives of the assets or asset groups, principally on the straight-line method for financial reporting purposes. Estimated asset lives are:

| | Years |
|---|---|
| Land improvements | 10 |
| Buildings and improvements | 3--33 |
| Computer equipment | 3-- 5 |
| Machinery and equipment | 3--20 |
| Furniture and other | 3--15 |

**Software Licensed to Customers**

The company capitalizes certain costs of developing its software products in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." SFAS No. 86 specifies that costs incurred in creating a computer software product should be charged to expense when incurred, as research and development, until technological feasibility has been established for the product. Technological feasibility is established either by creating a detail program design or a tested working model. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Upon general release of a software product to customers, amortization is determined based on the larger of the amounts computed using (a) the ratio that current gross revenues for each product bears to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, ranging from three to seven years. Amortization expense for software licensed to customers was $403 in 2002, $1,967 in 2001 and $1,105 in 2000. September 30, 2002 and 2001, accumulated amortization was $33,933 and $48,032, respectively. During 2002, the company disposed of $14,502 of fully amortized software.

**Goodwill**

The company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001. SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. See Note 14 for additional information.

The excess of cost over net assets of companies acquired is recorded as goodwill and had been amortized on a straight-line basis over five to twenty years. Amortization expense was $7,122 in 2001 and $7,003 in 2000. At September 30, 2002 and 2001, accumulated amortization was $53,760 and $51,344, respectively.

**Long-Lived Assets**

Long-lived assets, goodwill and intangible assets are reviewed for impairment annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable from undiscounted future cash flows. If the carrying value of an asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value.

**Equity Investment**

During March 2002, the company sold its shares of Kalamazoo Computer Group plc of the United Kingdom for cash of $1,636 and recorded a net gain of $103. The company recorded a loss of $12,274, included with equity in net losses of affiliated companies on the statement of consolidated income, and income tax benefits of $12,377 related to the sale of these shares, included in the provision for income taxes on the statement of consolidated income. The company recorded losses of $7,718 in 2001 and $4,362 in 2000, representing amortization of the intangible assets and its share of Kalamazoo's net losses.

**Revenue Recognition**
***Automotive Solutions***

Sales of computer hardware and business forms products are recorded when title passes upon shipment to customers. Revenues from software license fees are accounted for in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition." The company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. Service revenues, which include computer hardware maintenance, software support, training, consulting and Web hosting are recorded ratably over the contract period or as services are performed. The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence of fair value exists for those elements. Software revenues which do not meet the criteria set forth in Emerging Issues Task Force (EITF) Issue No. 00-3, "Application of AICPA SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware," are recorded ratably over the contract period as services are provided.

*Financial Services*

Financial Services revenues consist primarily of interest earned on financing the company's computer systems sales. Revenues are recognized over the lives of financing contracts, generally five years, using the interest method.

**Lease Obligations**

The company leases premises and equipment under operating lease agreements. Certain of these leases contain renewal and purchase options and residual value guarantees. As of September 30, 2002, future minimum lease payments relating to operating lease agreements were $39,196 with annual payments of $8,481 in 2003, $7,053 in 2004, $5,414 in 2005, $3,549 in 2006 and $2,716 in 2007. Rental expenses were $21,814 in 2002, $24,939 in 2001 and $25,188 in 2000.

**Commitments**

In 1997, the company entered into an agreement with a trust for the construction and lease of an office building near Dayton, Ohio. This lease is accounted for as an operating lease for financial reporting purposes. Accordingly, neither the asset nor the related liability is reported on the company's balance sheets. The company has guaranteed 80% of the trust's debt related to the construction of the building. At the end of the lease term in August 2004, the company may either purchase the building for $28,800 or sell the building on behalf of the lessor. If the building is sold and the proceeds from the sale are insufficient to repay the investors, the company may be required to make a payment to the lessor of up to 80% of the building's cost. Based on appraised values, management does not believe any additional payments will be required at the termination of the lease.

During 2001, the company entered into an agreement to outsource certain computer services such as desktop and network services through fiscal year 2009. This agreement requires annual payments of about $20,000.

**Research and Development Costs**

The company expenses research and development costs as incurred. These costs, primarily representing software development costs, were $68,000 in 2002, $71,000 in 2001 and $76,000 in 2000.

**Income Taxes**

The parent company and its domestic subsidiaries file a consolidated U.S. federal income tax return. No deferred income tax liabilities are recorded on undistributed earnings of the foreign subsidiary because, for the most part, those earnings are permanently reinvested. Undistributed earnings of the foreign subsidiaries at September 30, 2002, were $20,520. The calculation of the unrecognized deferred income tax liability on these earnings is not practicable.

**Earnings Per Common Share**

Basic earnings per common share (EPS) is computed by dividing income by the weighted average number of common shares outstanding during the year. Diluted EPS is computed by dividing income by the weighted average number of common shares and common share equivalents outstanding during each year. The weighted average number of common shares outstanding assumed that Class B common shares were converted into Class A common shares. The company's common share equivalents represent the effect of employee stock options.

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Average number of common shares outstanding (used to determine basic EPS) | **70,692** | 73,183 | 77,474 |
| Effect of employee stock options | **2,665** | 1,736 | 2,025 |
| Average number of common shares and equivalents outstanding (used to determine diluted EPS) | **73,357** | 74,919 | 79,499 |

Employee stock options outstanding to purchase 614 shares in 2002, 3,705 shares in 2001 and 4,092 shares in 2000 were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

**Reclassifications**

Certain reclassifications were made to prior years' consolidated financial statements to conform with the presentation used in 2002.

## 2. DISCONTINUED OPERATIONS

During the second quarter of fiscal year 2001, the company recorded income from discontinued operations of $1,623. Income from discontinued operations included about $.01 per share from the collection of notes receivable obtained in the October 1998 sale of the Healthcare Systems segment and about $.01 per share from tax benefits related to the August 2000 sale of the Information Solutions segment.

On August 4, 2000, the company sold the net assets of its Information Solutions segment to The Carlyle Group for cash of $360,000. An after-tax gain of $10,853 (net of income taxes of $31,181) or $.14 per diluted share and income from operations of $17,303 (net of $13,022 of income taxes) were recorded as discontinued operations in 2000. The Information Solutions segment manufactured and distributed printed business forms and provided forms management services to general business markets.

## 3. RESTRUCTURING CHARGES

In the fourth quarter of fiscal year 2000, the company completed the sale of the Information Solutions segment and approved a plan for restructuring the rest of the company. The company recorded a pretax restructuring charge of $10,560. This charge consisted of $4,751 of employee termination benefits, $4,715 of retirement costs and $1,094 of lease obligations. During 2001, this restructuring was completed and the costs incurred approximated those originally accrued.

## 4. BUSINESS COMBINATIONS

In August 2002, the company purchased BoatVentures.com Corporation, a provider of Web-based applications and education processes to boat, power sports and recreational vehicle retailers and manufacturers. Privately-held BoatVentures had revenues of about $1,000 in 2001. The purchase price of $5,971 was paid with cash from existing balances. This business combination was accounted for as a purchase and the accounts of BoatVentures were included in the company's financial statements since the acquisition date. In connection with this business combination the company recorded goodwill of $743 based on the preliminary allocation of the purchase price. BoatVentures was previously partially owned by a member of the company's board of directors and an officer of the company. The company obtained an independent fairness opinion on the purchase price and approval of the company's board of directors prior to consummating this transaction.

In November 2000, the company purchased eCustomerCentric Solutions, Inc., a.k.a. DealerKid, a provider of electronic customer marketing and relationship management software and services for automotive retailers in the United States and Canada. Privately-held DealerKid had revenues of about $2,000 in 2000. The purchase price of $10,452 was paid with $9,758 of cash from existing balances and the issuance of a $694 note payable. This business combination was accounted for as a purchase and the accounts of DealerKid were included in the company's financial statements since the acquisition date. In connection with this business combination the company recorded goodwill of $11,307.

In May 2000, the company purchased the outstanding membership interests of HAC Group, LLC, the leading provider of learning, customer relationship management and Web services to automobile retailers and manufacturers. The privately-held HAC Group had revenues of $65,000 in 1999. The purchase price of $124,660 consisted of $97,460 of cash and the issuance of 1,222 restricted Class A common shares. The issuance of capital stock was considered a noncash transaction for accounting purposes and was not included in the statements of cash flows. This business combination was accounted for as a purchase and the accounts of HAC Group were included in the company's financial statements since the acquisition date. Under terms of the purchase agreement, the company may be required to make additional cash payments over the next year of up to $60,000, contingent on the operating results of the business purchased.

In May 2000, the company and other industry partners formed a new independent company, named ChoiceParts, LLC, to develop an electronic parts exchange for the automotive parts market. The company contributed its existing parts locator business, which had annual revenues of nearly $12,000 and in-process software development of a Web based parts locator product, to ChoiceParts in exchange for a minority equity interest, consisting of both common and preferred interests. The company also made a capital contribution to ChoiceParts of $1,675. This investment is accounted for under the equity method and the carrying value is included with other assets in the company's consolidated balance sheets. The company recorded losses of $709 in 2002, $4,191 in 2001 and $959 in 2000. These losses were recorded as equity in net losses of affiliated companies in the statements of consolidated income.

Under the terms of certain purchase agreements, the company may be required to make additional payments over the next year, contingent on the operating results of the businesses purchased. The effect of contingent arrangements reduced goodwill $728 in 2001 and increased goodwill $728 in 2000.

**Components of Purchase Prices**

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Cash (net of cash and equivalents acquired) | **$5,971** | $12,008 | $101,635 |
| Capital stock issued (1,222 shares) | | | 27,200 |
| Note payable issued | | 694 | |
| Contingent payments made | | | |
| Capital stock issued | | | |
| 2000 – 109 shares | | | 2,048 |
| Totals | **$5,971** | $12,702 | $130,883 |

## 5. INCOME TAXES

**Provision for Income Taxes**

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current | | | |
| Federal | **$28,677** | $50,055 | $47,831 |
| State and local | **(2,626)** | 8,543 | 8,598 |
| Foreign | **1,600** | 1,502 | 1,695 |
| Deferred | **21,745** | 4,490 | 3,578 |
| Provision for income taxes | **$49,396** | $64,590 | $61,702 |
| Income taxes paid (net of refunds) | **$22,321** | $56,404 | $72,651 |

**Reconciliation of Income Tax Rates**

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Amount | Percent | Amount | Percent | Amount | Percent |
| Statutory federal income taxes | **$57,732** | **35.0%** | $56,884 | 35.0% | $52,550 | 35.0% |
| State and local taxes less federal income tax effect | **6,584** | **4.0** | 6,611 | 4.1 | 5,840 | 3.9 |
| State tax benefits less federal income tax effect | **(5,872)** | **(3.6)** | | | | |
| Sale of Kalamazoo shares | **(7,746)** | **(4.7)** | | | | |
| Goodwill amortization | | | 1,199 | .7 | 1,924 | 1.3 |
| Other | **(1,302)** | **(.8)** | (104) | (.1) | 1,388 | .9 |
| Provision for income taxes | **$49,396** | **29.9%** | $64,590 | 39.7% | $61,702 | 41.1% |

In fiscal year 2002, the company settled a state income tax audit and filed amended returns in a number of states to correct the apportionment and allocation of taxable income.

**Automotive Solutions Deferred Income Tax Assets (Liabilities)**

| September 30 | 2002 | 2001 |
|---|---|---|
| Deferred income tax assets | | |
| Postretirement medical | **$18,290** | $18,280 |
| Pensions | **22,107** | 24,550 |
| Receivables allowances | **5,825** | 4,491 |
| Other | **13,628** | 21,375 |
| Deferred income tax liabilities | | |
| Depreciation and amortization | **(9,296)** | (21,833) |
| Other | **(3,508)** | (1,896) |
| Totals | **47,046** | 44,967 |
| Current | **15,575** | 24,348 |
| Noncurrent | **$31,471** | $20,619 |

**Financial Services Deferred Income Tax Liabilities**

Financial Services deferred income tax liabilities resulted from temporary differences from financing the company's computer systems sales.

## 6. FINANCIAL SERVICES

### Income Summary

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenues | **$41,709** | $41,918 | $40,206 |
| Cost of sales - interest expense | **10,645** | 13,258 | 14,224 |
| Gross profit | **31,064** | 28,660 | 25,982 |
| Selling, general and administrative expenses | **8,073** | 5,005 | 4,987 |
| Operating income | **$22,991** | $23,655 | $20,995 |

### Finance Receivables

| September 30 | 2002 | 2001 |
|---|---|---|
| Product financing receivables | **$442,069** | $462,950 |
| Unguaranteed residual values | **38,370** | 40,434 |
| Allowance for doubtful accounts | **(6,184)** | (5,956) |
| Unearned interest income | **(70,659)** | (78,939) |
| Other | **2,564** | 2,881 |
| Totals | **$406,160** | $421,370 |

As of September 30, 2002, product financing receivables due for each of the next five years were $171,770 in 2003, $125,888 in 2004, $80,978 in 2005, $45,333 in 2006 and $17,803 in 2007.

### Allowance for Doubtful Accounts

| September 30 | 2002 | 2001 |
|---|---|---|
| Balance, beginning of year | **$5,956** | $5,846 |
| Provisions | | |
| Financial services | **4,450** | 2,500 |
| Automotive solutions | **540** | 500 |
| Net losses | **(4,762)** | (2,890) |
| Balance, end of year | **$6,184** | $5,956 |

## 7. FINANCING ARRANGEMENTS

### *Automotive Solutions*

During February 2002, the company entered into $100,000 of interest rate swap agreements that effectively converted 7% fixed rate debt into variable rate debt. These interest rate swap agreements were designated as fair value hedges. As of September 30, 2002, the fair value of these derivative instruments was an asset of $7,614 and was included in Automotive Solutions' other assets on the consolidated balance sheets. These adjustments to record the net change in the fair value of fair value hedges and related debt during the periods presented were recorded in income. All existing fair value hedges were 100% effective. As a result, there was no current impact to earnings because of hedge ineffectiveness.

| | Notes | Notional Amounts Swaps |
|---|---|---|
| **September 30, 2002** | | |
| Fixed rate notes, $100,000 face value, maturing in 2007 | **$107,408** | **$100,000** |
| Weighted average interest rate | *7.0%* | |
| Weighted average pay rate | | *4.3%* |
| Weighted average receive rate | | *7.0%* |
| Fixed rate note, maturing in 2003 | **6,061** | |
| Totals | **$113,469** | **$100,000** |
| Current portion | **6,061** | |
| Long-term portion | **$107,408** | **$100,000** |
| September 30, 2001 | | |
| Fixed rate notes, $100,000 face value, maturing in 2007 | $ 99,745 | |
| Weighted average interest rate | *7.0%* | |
| Fixed rate note, maturing in 2003 | 12,121 | |
| Totals | $111,866 | |
| Current portion | 6,061 | |
| Long-term portion | $105,805 | |

Loan agreements limit consolidated indebtedness and require a minimum interest coverage ratio. The fair values of Automotive Solutions' financing arrangements were $113,691 at September 30, 2002 and $117,917 at September 30, 2001. At September 30, 2002, debt maturities were $6,061 in 2003 and $100,000 in 2007. Interest paid was $5,653 in 2002, $4,484 in 2001 and $11,048 in 2000. Interest capitalized was $1,806 in 2002, $4,016 in 2001 and $2,643 in 2000.

At September 30, 2002, the $100,000 notional amount of swap agreements mature in 2007.

### Financial Services

In the ordinary course of business, the company borrows cash to fund investments in finance receivables from the sale of the company's products. The company attempts to limit its interest rate exposure between the interest earned on fixed rate finance receivables and the interest paid on variable rate financing agreements through the use of interest rate management agreements. Interest rate swaps provide for interest to be received on notional amounts at variable rates and provide for interest to be paid on the same notional amounts at fixed rates. Fixed interest rates do not change over the life of the agreements. Variable interest rates are reset at least every ninety days and are based on LIBOR or commercial paper indices and are settled with counterparties at that time. Net interest expense or income on these contracts is reflected in interest expense. The company is exposed to credit related losses in the event of nonperformance by counterparties to the interest rate management agreements. The company attempts to minimize this credit risk by entering into agreements only with counterparties that have a Standard & Poor's rating of "A" or higher. The company also diversifies its interest rate management agreements among several financial institutions. Interest rate management agreements are accounted for using settlement accounting.

On January 24, 2002, Reyna Funding, L.L.C., an affiliate of the company, entered into a loan funding agreement, whereby Reyna Funding, L.L.C. may borrow up to $100,000 using finance receivables purchased from Reyna Capital Corporation, also an affiliate of the company, as security for the loan. The securitization allows additional borrowings, up to the $100,000 limit, through January 23, 2003. This loan funding agreement is renewable annually through January 23, 2006. Any borrowings will be repaid as collections on finance receivables balances are received. During fiscal year 2002, Reyna Funding, L.L.C. borrowed $100,000 under this agreement. Proceeds received by Reyna Capital Corporation from Reyna Funding, L.L.C. were used to retire other debt. During the fiscal year 2002, Reyna Funding, L.L.C. entered into $100,000 of interest rate swap agreements in connection with obtaining this variable rate debt. These interest rate swap agreements meet the criteria for cash flow hedge accounting and were highly effective.

The fair value of the company's cash flow derivative instruments was a $4,035 liability at September 30, 2002 and a $2,724 liability at September 30, 2001 and was included in Financial Services' other liabilities on the consolidated balance sheets. The adjustments to record the net change in the fair value of cash flow hedges during the periods presented was recorded, net of income taxes, in other comprehensive income. Fluctuations in the fair value of the derivative instruments are generally offset by changes in the value or cash flows of the underlying exposure being hedged because of the high degree of effectiveness of these cash flow hedges. In fiscal year 2003, the company expects the amounts to be reclassified out of other comprehensive income into earnings to be immaterial to the financial statements.

| | Notes | Notational Amounts Swaps |
|---|---|---|
| **September 30, 2002** | | |
| Variable rate instruments, maturing through 2006 | **$189,033** | **$136,500** |
| Weighted average interest rate | *2.2%* | |
| Weighted average pay rate | | *4.4%* |
| Weighted average receive rate | | *1.8%* |
| Fixed rate notes, maturing through 2005 | **28,219** | |
| Weighted average interest rate | *6.4%* | |
| Totals | **$217,252** | **$136,500** |
| September 30, 2001 | | |
| Variable rate instruments, maturing through 2005 | $146,200 | $63,500 |
| Weighted average interest rate | *4.2%* | |
| Weighted average pay rate | | *6.3%* |
| Weighted average receive rate | | *3.0%* |
| Fixed rate notes, maturing through 2005 | 57,312 | |
| Weighted average interest rate | *6.4%* | |
| Totals | $203,512 | $63,500 |

Loan agreements limit consolidated indebtedness and require a minimum interest coverage ratio. The fair value of Financial Services debt was $218,366 and $204,632 at September 30, 2002 and 2001, respectively. At September 30, 2002, maturities of notes were $36,733 in 2003, $22,394 in 2004, $58,125 in 2005, $25,000 in 2006 and $25,000 in 2007. Interest paid was $11,155 in 2002, $13,476 in 2001 and $14,301 in 2000.

At September 30, 2002, notional amount maturities of swap agreements were $49,625 in 2003, $38,250 in 2004, $28,125 in 2005, $19,250 in 2006 and $1,250 in 2007.

**Revolving Credit Agreements**

Automotive Solutions and Financial Services share variable rate revolving credit agreements which total $150,000 and require commitment fees on unused credit. At September 30, 2002, available balances under these agreements were $100,000.

## 8. CAPITAL STOCK

| September 30 | 2002 | 2001 | 2000 |
|---|---|---|---|
| Preferred | | | |
| No par value | | | |
| Authorized shares | **60,000** | 60,000 | 60,000 |
| Class A common | | | |
| No par value | | | |
| Authorized shares | **240,000** | 240,000 | 240,000 |
| Issued and outstanding shares | | | |
| Balance, beginning of year | **70,230** | 73,622 | 76,532 |
| Issued | **2,978** | 3,119 | 2,611 |
| Converted from Class B common | **200** | | |
| Repurchased | **(4,779)** | (6,490) | (5,488) |
| Retired | **(34)** | (21) | (33) |
| Balance, end of year | **68,595** | 70,230 | 73,622 |
| Class B common | | | |
| No par value | | | |
| Authorized shares | **40,000** | 40,000 | 40,000 |
| Issued and outstanding shares | **16,000** | 20,000 | 20,000 |

Dividends on Class A common shares must be twenty times the dividends on Class B common shares and must be paid simultaneously. Each share of Class A common and Class B common is entitled to one vote. The Class B common shareholder may convert twenty Class B common shares to one share of Class A common. During February 2002, 4,000 Class B common shares were converted into 200 Class A common shares. The company has reserved sufficient authorized Class A common shares for Class B conversions and stock option plans.

Each outstanding Class A common share has one preferred share purchase right. Each outstanding Class B common share has one-twentieth of a right. Rights become exercisable if a person or group acquires or seeks to acquire, through a tender or exchange offer, 15% or more of the company's Class A common shares. In that event, all holders of Class A common shares and Class B common shares, other than the acquirer, could exercise their rights and purchase preferred shares at a specified amount. At the date of these financial statements, except for the preferred share purchase rights, the company had no agreements or commitments with respect to the sale or issuance of the preferred shares and no preferred shares were outstanding.

The company repurchased Class A common shares for treasury at average prices of $26.23 in 2002, $21.70 in 2001 and $18.41 in 2000. The remaining balance of shares authorized for repurchase by the board of directors was 4,921 at September 30, 2002. Treasury shares at September 30 were 23,503 in 2002, 21,903 in 2001 and 18,531 in 2000.

## 9. EMPLOYEE STOCK OPTION PLANS

The company's stock option plans award incentive stock options and/or nonqualified stock options to purchase Class A common shares to substantially all employees. Stock options are generally granted at a price equal to fair market value of the common stock on the date of grant. During the year ended September 30, 1999, the company granted a nonqualified stock option for 200 Class A common shares at an option price of $.01 per share and recognized compensation expense of $512 in 2002, $1,009 in 2001 and $1,921 in 2000. At September 30, 2002, options to purchase 3,308 additional Class A common shares were available for future awards to certain key employees. Under a broad-based stock option plan, the board of directors may award options at its discretion.

| | Shares Under Option | | | Option Prices Per Share | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | **2002** | 2001 | 2000 |
| Outstanding | | | | | | |
| Beginning of year | **13,941** | 17,620 | 13,675 | **$18.88** | $18.04 | $17.48 |
| Granted | **2,833** | 281 | 6,493 | **22.68** | 19.99 | 18.61 |
| Exercised | **(2,970)** | (3,090) | (1,276) | **16.96** | 13.89 | 12.19 |
| Canceled | **(729)** | (870) | (1,272) | **20.69** | 19.96 | 20.85 |
| End of year | **13,075** | 13,941 | 17,620 | **20.02** | 18.88 | 18.04 |
| Exercisable at September 30 | **5,206** | 5,090 | 5,719 | **19.85** | 18.96 | 16.56 |

| | Outstanding, September 30, 2002 | | | Exercisable, September 30, 2002 | |
|---|---|---|---|---|---|
| Option Price Range | Number of Options | Weighted Average Remaining Life in Years | Weighted Average Option Price | Number of Options | Weighted Average Option Price |
| **$ .01** | **50** | **6.6** | **$ .01** | | |
| **$10.00 - $17.44** | **4,666** | **6.3** | **16.79** | **2,528** | **$16.69** |
| **$17.69 - $22.53** | **6,845** | **7.2** | **21.07** | **1,548** | **20.38** |
| **$23.07 - $30.27** | **1,514** | **5.1** | **25.94** | **1,130** | **26.19** |
| **Totals** | **13,075** | **6.6** | **20.02** | **5,206** | **19.85** |

The company accounts for employee stock options under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and follows the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires the valuation of stock options using option valuation models and the disclosure of the pro forma effect on earnings. The company valued its stock options using the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions, such as expected stock price volatility, which can materially affect the fair value estimate. Because the company's stock options have characteristics significantly different from traded options, the fair value determined may not reflect the actual value of the company's stock options. The weighted average fair value of the company's stock options granted at fair market value was $5.34 in 2002, $6.47 in 2001 and $5.23 in 2000. There were no options granted below fair market value in 2002, 2001 or 2000. Had compensation expense been recognized using these fair values, the company's net income and diluted earnings per common share would have decreased by $11,780 or $.16 per share in 2002, $11,948 or $.16 per share in 2001 and $11,695 or $.15 per share in 2000.

**Option Valuation Assumptions**

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Expected life in years | **4** | 5 | 5 |
| Dividend yield | **1.9%** | 1.9% | 1.7% |
| Risk free interest rate | **3.7%** | 5.9% | 6.1% |
| Volatility | **29%** | 33% | 33% |

## 10. POSTRETIREMENT BENEFITS

**Pension Expense**

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net periodic pension cost | | | |
| Service cost | **$ 8,839** | $ 8,794 | $12,747 |
| Interest cost | **15,915** | 15,918 | 17,677 |
| Estimated return on plan assets | **(13,277)** | (12,893) | (15,840) |
| Amortization of unrecognized transitional asset | **145** | 147 | 144 |
| Amortization of prior service cost | **431** | 427 | 523 |
| Recognized net actuarial losses | **65** | 153 | 830 |
| Plan administration | **774** | 767 | 791 |
| Special termination benefits | | | 4,526 |
| Settlements | **1,684** | | 533 |
| Net periodic pension cost | **14,576** | 13,313 | 21,931 |
| Defined contribution plans | **6,503** | 6,258 | 10,435 |
| Multi-employer plans | **25** | 37 | 154 |
| Totals | **$21,104** | $19,608 | $32,520 |
| | | | |
| Actuarial assumptions | | | |
| Discount rate | **7.0% - 7.5%** | 6.5% - 7.75% | 6.5% - 7.75% |
| Rate of compensation increase | **3.75% - 5.0%** | 3.75% - 5.0% | 3.75% - 6.0% |
| Expected long-term rate of return on assets | **9.0%** | 9.0% | 9.0% |
| Actuarial cost method | | **projected unit credit** | |
| Measurement period | | **July 1 - June 30** | |

The company sponsors contributory and noncontributory defined benefit pension plans for most employees. Pension benefits are primarily based on years of service and compensation. The company's funding policy is to make annual contributions to the plans sufficient to meet or exceed the minimum statutory requirements. The company and its actuaries review the pension plans each year. The actuarial assumptions are intended to reflect expected experience over the life of the pension liability.

The company expensed special termination benefits of $4,526 in 2000 in connection with a restructuring. These benefits were in addition to the employees' regular plan benefits and will be paid directly from company assets rather than plan assets.

The company expensed payments of $1,684 in 2002 in connection with the early settlement of certain pension benefits for former executives. These payments reduce the future company obligations for those individuals.

The company sponsors defined contribution savings plans covering most domestic employees. Generally, contributions are funded monthly and represent 40% of the first 3% of compensation contributed to the plan by participating employees. The company also funds a discretionary contribution. Contributions for this portion of the plan are funded annually based on the company's return on equity and contributions are the same for each eligible employee. Forfeitures of nonvested discretionary contributions are used to reduce contributions required by the company.

**Funded Status of Defined Benefit Pension Plans**

| | 2002 | 2001 |
|---|---|---|
| Change in projected benefit obligation | | |
| Projected benefit obligation, beginning of year | **$221,507** | $212,295 |
| Service cost | **8,835** | 8,672 |
| Interest cost | **15,911** | 15,905 |
| Actuarial losses (gains) | **1,580** | (3,976) |
| Benefits paid | **(19,377)** | (11,021) |
| Change in plan provisions | **330** | 71 |
| Employee contributions | | (109) |
| Foreign currency translation | **(33)** | (330) |
| Projected benefit obligation, end of year | **$228,753** | $221,507 |
| Change in plan assets | | |
| Fair value of plan assets, beginning of year | **$135,882** | $149,166 |
| Actual losses on plan assets | **(12,810)** | (9,770) |
| Administrative expenses paid | **(942)** | (809) |
| Employer contributions | **12,833** | 3,927 |
| Employee contributions | | (109) |
| Benefits paid | **(7,453)** | (6,179) |
| Foreign currency translation | **(33)** | (344) |
| Fair value of plan assets, end of year | **$127,477** | $135,882 |
| Net amount recognized | | |
| Funded status | **$101,276** | $85,625 |
| Unrecognized transition obligation | **(405)** | (552) |
| Unrecognized prior service cost | **(2,944)** | (3,592) |
| Unrecognized net losses | **(51,547)** | (24,937) |
| Multi-employer liability | **66** | 94 |
| Minimum pension liability | **13,264** | 8,012 |
| Net amount recognized | **$ 59,710** | $64,650 |
| Minimum pension liability | | |
| Intangible asset | **$ 3,382** | $4,158 |
| Deferred income tax benefit | **3,895** | 1,546 |
| Accumulated other comprehensive income | **5,987** | 2,308 |
| Totals | **$13,264** | $8,012 |
| Actuarial assumptions | | |
| Projected benefit obligation discount rate | **6.5% - 7.25%** | 7.0% - 7.5% |
| Rate of compensation increase | **3.75% - 4.5%** | 3.75% - 5.0% |

At September 30, 2002 and 2001, respectively, about 26% and 30% of the plans' assets were invested in cash and equivalents, government bonds and investment grade corporate bonds. The balance of the plans' assets were invested in equities.

The company sponsors certain unfunded pension plans. These pension plans have accumulated benefit obligations exceeding plan assets. The projected benefit obligations were $46,265 and $52,529 at September 30, 2002 and 2001, respectively. The accumulated benefit obligations were $44,164 and $51,143 at September 30, 2002 and 2001, respectively. At September 30, 2002, the accumulated benefit obligation of one of the company's funded pension plans also exceeded plan assets. At September 30, 2002, the projected benefit obligation for this plan was $174,349 and the accumulated benefit obligation was $136,958.

**Postretirement Medical and Life Insurance Expense**

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Service cost | **$ 547** | $ 752 | $1,127 |
| Interest cost | **4,027** | 3,773 | 3,209 |
| Amortization of prior service cost | **(532)** | (337) | (391) |
| Recognized net actuarial losses | **637** | 260 | 3 |
| Special termination benefits | | | 189 |
| Settlement - discontinued operations | | | (865) |
| Totals | **$4,679** | $4,448 | $3,272 |
| Actuarial assumptions | | | |
| Discount rate | **7.25%** | 7.75% | 7.0% - 7.75% |
| Healthcare cost trend rate through 2007 | **6.0%** | 6.0% | 6.0% |
| Healthcare cost trend rate thereafter | **5.0%** | 5.0% | 5.0% |

The company sponsors a defined benefit medical plan for employees who retired before October 1, 1993. Future retirees may purchase postretirement medical insurance from the company. Discounts from the market price of postretirement medical insurance will be provided to certain retirees based on age and length of remaining service as of October 1, 1993. These discounts are included in the determination of the accumulated benefit obligation. The company also sponsors a defined benefit life insurance plan for substantially all employees. The company funds medical and life insurance benefits on a pay-as-you-go basis.

**Postretirement Medical and Life Insurance Obligation**

| | 2002 | 2001 |
|---|---|---|
| Change in projected benefit obligation | | |
| Projected benefit obligation, beginning of year | **$55,394** | $40,107 |
| Service cost | **546** | 751 |
| Interest cost | **4,026** | 3,773 |
| Plan participant contributions | **200** | 138 |
| Actuarial losses | **6,863** | 16,362 |
| Benefits paid | **(3,943)** | (3,402) |
| Change in plan provisions | **(2,317)** | (2,335) |
| Projected benefit obligation, end of year | **$60,769** | $55,394 |
| Net amount recognized | | |
| Projected benefit obligation, end of year | **$60,769** | $55,394 |
| Unrecognized prior service cost | **7,148** | 5,369 |
| Unrecognized net losses | **(21,347)** | (15,121) |
| Net amount recognized | **$46,570** | $45,642 |
| Actuarial assumptions | | |
| Discount rate | **7.25%** | 7.50% |
| Healthcare cost trend rate through 2007 | **6.0%** | 6.0% |
| Healthcare cost trend rate thereafter | **5.0%** | 5.0% |

The effect of a 1% increase in the assumed healthcare cost trend rate would have increased fiscal year 2002 service and interest costs by $185 and the September 30, 2002 accumulated benefit obligation by $2,545. Similarly, a 1% decrease would have decreased fiscal year 2002 service and interest costs by $161 and the September 30, 2002 accumulated benefit obligation by $2,227.

## 11. CASH FLOW STATEMENTS

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Automotive Solutions** | | | |
| Cash flows provided by (used for) operating activities | | | |
| Net income | **$ 64,866** | $ 85,019 | $104,067 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Cumulative effect of accounting change | **36,563** | | |
| Depreciation and amortization | **31,395** | 49,901 | 38,676 |
| Deferred income taxes | **23,256** | 8,135 | 1,658 |
| Deferred income taxes transferred from financial services | **(2,866)** | (2,647) | (7,886) |
| Income from discontinued operations | | (1,623) | (28,156) |
| Losses (gains) on sales of assets | **1,605** | (337) | 557 |
| Changes in operating assets and liabilities | | | |
| Accounts receivable | **(2,358)** | 9,249 | (1,955) |
| Inventories | **(2,221)** | 4,441 | 1,884 |
| Prepaid expenses, intangible and other assets | **11,538** | (1,249) | (5,828) |
| Accounts payable | **506** | (2,792) | (1,443) |
| Accrued and other liabilities | **(4,213)** | 17,451 | 17,374 |
| Net cash provided by operating activities | **$158,071** | $165,548 | $118,948 |
| **Financial Services** | | | |
| Cash flows provided by (used for) operating activities | | | |
| Net income | **$14,123** | $14,538 | $12,529 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Deferred income taxes | **(2,269)** | (6,422) | (2,640) |
| Deferred income taxes transferred to automotive solutions | **2,866** | 2,647 | 7,886 |
| Changes in receivables, other assets and other liabilities | **4,737** | 3,256 | 3,083 |
| Net cash provided by operating activities | **$19,457** | $14,019 | $20,858 |

## 12. SEGMENT REPORTING

The company's five solutions business units have been aggregated into four segments for reporting purposes.

The Software Solutions segment consists of the Software Solutions business unit and the Info-Structure Services business unit. This segment provides integrated computer systems products and related services. Products include integrated software packages, computer hardware and installation of hardware and software. Services include customer training, hardware maintenance and software support as well as consulting services.

The Transformation Solutions segment provides specialized training, Web services and customer relationship management products and services.

The Documents segment manufactures and distributes printed business forms to automotive retailers.

The Financial Services segment provides financing services, principally for sales of the company's computer systems.

Total assets were not allocated by segment except for Financial Services' assets. Investments in equity method investees and capital expenditures were not allocated by segment. Depreciation and amortization were reflected in determining segment operating income, however, it is not practicable to present this information by segment.

**Operating Segments**

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Net sales and revenues | | | |
| Software solutions | | | |
| Computer services | **$482,152** | $ 444,767 | $404,676 |
| Computer systems products | **145,299** | 169,125 | 181,370 |
| Total software solutions | **627,451** | 613,892 | 586,046 |
| Transformation solutions | **139,700** | 161,149 | 132,093 |
| Documents | **183,523** | 187,053 | 196,342 |
| Financial services | **41,709** | 41,918 | 40,206 |
| Total net sales and revenues | **$992,383** | $1,004,012 | $954,687 |
| | | | |
| Operating income (loss) | | | |
| Software solutions | **$127,296** | $120,218 | $107,436 |
| Transformation solutions | **(9,037)** | (11,932) | (2,247) |
| Documents | **37,277** | 39,791 | 39,585 |
| Financial services | **22,991** | 23,655 | 20,995 |
| Restructuring charges | | | (10,560) |
| Total operating income | **$178,527** | $171,732 | $155,209 |
| | | | |
| Assets | | | |
| Automotive solutions | **$ 729,560** | $ 732,073 | $ 808,527 |
| Financial services | **407,605** | 422,334 | 421,129 |
| Total assets | **$1,137,165** | $1,154,407 | $1,229,656 |
| | | | |
| Investments in equity method investees | **$ 8,270** | $20,531 | $32,906 |
| Capital expenditures | **37,067** | 51,383 | 65,677 |
| Depreciation and amortization | **31,395** | 49,901 | 38,676 |

**Geographic Areas**

The company provides integrated computer systems products and services and manufactures and distributes printed business forms primarily in the United States.

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| United States | | | |
| Net sales and revenues | **$941,709** | $ 954,458 | $908,528 |
| Long-lived assets | **377,168** | 420,906 | 390,649 |
| International | | | |
| Net sales and revenues | **56,927** | 58,850 | 55,486 |
| Long-lived assets | **3,118** | 3,424 | 4,087 |
| Elimination of intersegment sales | **(6,253)** | (9,296) | (9,327) |
| Totals | | | |
| Net sales and revenues | **992,383** | 1,004,012 | 954,687 |
| Long-lived assets | **380,286** | 424,330 | 394,736 |

## 13. CONTINGENCIES

The U.S. Environmental Protection Agency (EPA) has designated the company as one of a number of potentially responsible parties (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) at an environmental remediation site. The EPA has contended that any company linked to a CERCLA site is potentially liable for all response costs under the legal doctrine of joint and several liability. This environmental remediation site involves a municipal waste disposal facility owned and operated by four municipalities. The company joined a PRP coalition and is sharing remedial investigation and feasibility study costs with other PRPs. During fiscal year 1996, an agreement was reached whereby the state of Connecticut contributed $8,000 towards remediation costs. Preliminary remediation continued during fiscal year 2001 utilizing Connecticut's contribution. The EPA issued a Record of Decision on September 28, 2001 which selects a remedy at the site involving "monitored natural attenuation." The EPA's estimated future remedial costs are approximately $3,200. The company was also named a defendant in a cost recovery lawsuit filed by a PRP coalition in the United States District Court for the Southern District of Ohio regarding an environmental remediation site in Dayton, Ohio. The court has ordered the parties to participate in a non-binding mediation. The company believes that the reasonably foreseeable resolution of these two matters will not have a material adverse effect on the financial statements.

## 14. ACCOUNTING CHANGE

In 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but instead, tested for impairment at least annually. The statement also requires recognized intangible assets with finite useful lives to be amortized over their useful lives and reviewed for impairment in accordance with SFAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The company elected to adopt the provisions of SFAS No. 142 effective October 1, 2001. Accordingly, goodwill has not been amortized in the financial statements for the period ended September 30, 2002. This statement also required certain intangible assets that did not meet the criteria for recognition apart from goodwill, to be subsumed into goodwill. During the quarter ended December 31, 2001, the company subsumed into goodwill $54,531 of intangible assets representing assembled workforce and a noncontractual customer relationship, that did not meet the separability criteria under SFAS No. 141, "Business Combinations."

SFAS No. 142 also requires that goodwill be tested for impairment, initially as of October 1, 2001, and thereafter at least annually. During the second quarter of fiscal year 2002, the company completed the goodwill impairment test and recorded impairment losses of $36,563 ($60,938 net of income tax benefits of $24,375). These impairment losses were recorded effective October 1, 2001, as the cumulative effect of the accounting change on the consolidated statements of income. The company divided its four reporting segments into eight reporting units for purposes of applying the provisions of this pronouncement. For each reporting unit a fair value was determined based primarily on the present value of discounted future cash flows. Other methods were considered to validate this valuation method. Where initial impairment was indicated, the company hired an outside appraisal firm to determine the fair value and allocate this fair value among assets and liabilities. Based on this analysis, two reporting units within the Transformation Solutions reporting segment incurred impairment losses. The customer relationship management consulting business, acquired in fiscal year 2000 as part of the HAC Group business combination, recorded an impairment loss of $33,515 ($55,858 net of income tax benefits of $22,343). The company also recorded an impairment loss of $3,048 ($5,080 net of income tax benefits of $2,032) related to its Campaign Management Services reporting unit. These impairment losses occurred because of discounting future cash flows to determine the fair value of the reporting units. Under previous accounting standards, future cash flows were not discounted in determining if impairment existed. As of July 31, 2002, the company completed its annual goodwill impairment test using a consistent methodology with the initial impairment test and did not identify an impairment.

**Acquired Intangible Assets**

| | Gross Amount | Accumulated Amortization | Useful Life (years) |
|---|---|---|---|
| **As of September 30, 2002** | | | |
| Contractual customer relationship | **$33,100** | **$ 4,000** | **20** |
| Customer contract | **17,700** | **11,666** | **3.67** |
| Trademarks | **5,900** | **713** | **20** |
| Other | **6,889** | **2,844** | **3-10** |
| Totals | **$63,589** | **$19,223** | |
| As of September 30, 2001 | | | |
| Intangible assets subsumed into goodwill 10/1/01 | $ 56,948 | $ 2,417 | 10-20 |
| Contractual customer relationship | 33,100 | 2,344 | 20 |
| Customer contract | 17,700 | 6,839 | 3.67 |
| Trademarks | 5,900 | 418 | 20 |
| Other | 2,990 | 2,602 | 3-7 |
| Totals | $116,638 | $14,620 | |

Aggregate amortization expense was $7,021 in 2002, $11,142 in 2001 and $4,777 in 2000. As of September 30, 2002, estimated amortization expense was $7,346 in 2003, $3,577 in 2004, $2,340 in 2005, $2,340 in 2006 and $2,340 in 2007.

**Goodwill**

| | Software Solutions | Transformation Solutions | Documents | Totals |
|---|---|---|---|---|
| Balances as of September 30, 2001 | **$10,412** | **$21,374** | **$2,877** | **$34,663** |
| Intangible assets subsumed | | | | |
| *Noncontractual customer relationship* | | **47,376** | | **47,376** |
| Assembled workforce | | **7,155** | | **7,155** |
| Cumulative effect of accounting change | | **(60,938)** | | **(60,938)** |
| Business combination | | **743** | | **743** |
| Balances as of September 30, 2002 | **$10,412** | **$15,710** | **$2,877** | **$28,999** |

**Pro forma Income from Continuing Operations**

The table below presents the pro forma effect on net income and earnings per share from the adoption of SFAS No. 142.

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Income from continuing operations, as reported | **$115,552** | $ 97,934 | $88,440 |
| Goodwill amortization, net of taxes | | 8,359 | 8,913 |
| Subsumed intangible assets amortization, net of taxes | | 2,619 | 1,091 |
| Pro forma income from continuing operations | **$115,552** | $108,912 | $98,444 |
| Basic Earnings per Common Share | | | |
| Income from continuing operations, as reported | **$1.63** | $1.34 | $1.14 |
| Pro forma income from continuing operations | **$1.63** | $1.49 | $1.27 |
| Diluted Earnings per Common Share | | | |
| Income from continuing operations, as reported | **$1.58** | $1.31 | $1.11 |
| Pro forma income from continuing operations | **$1.58** | $1.45 | $1.24 |

## 15. ACCOUNTING STANDARDS

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This pronouncement establishes a single accounting model, based on framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The provisions of this statement are effective for fiscal years beginning after December 15, 2001. Management does not believe the adoption of this pronouncement will have a material impact on the company's financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management is currently assessing the impact of this pronouncement and has not determined the impact on the company's financial statements.

## 16. QUARTERLY FINANCIAL DATA (UNAUDITED)

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2002** | | | | |
| Net sales and revenues | **$240,109** | **$245,002** | **$250,568** | **$256,704** |
| Gross profit | **$140,603** | **$141,701** | **$148,208** | **$148,135** |
| Income from continuing operations | **$25,400** | **$29,067** | **$30,233** | **$30,852** |
| Basic earnings per common share | **$.36** | **$.41** | **$.43** | **$.44** |
| Diluted earnings per common share | **$.35** | **$.39** | **$.41** | **$.43** |
| Net income (loss) | **$(11,163)** | **$29,067** | **$30,233** | **$30,852** |
| Basic earnings per common share | **$(.16)** | **$.41** | **$.43** | **$.44** |
| Diluted earnings per common share | **$(.15)** | **$.39** | **$.41** | **$.43** |
| Cash dividends declared per share | | | | |
| Class A common | **$.11** | **$.11** | **$.11** | **$.11** |
| Class B common | **$.0055** | **$.0055** | **$.0055** | **$.0055** |
| Closing market prices of Class A common shares | | | | |
| High | **$25.94** | **$31.55** | **$30.57** | **$27.33** |
| Low | **$22.55** | **$24.03** | **$27.95** | **$22.30** |

(1) Effective October 1, 2001, the company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and reduced income by $36,563 for the cumulative effect of the accounting change.

(2) During the fourth quarter of fiscal year 2002, the company accrued an additional $1,923 of support costs related to noncancelable contracts for Web hosting services.

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| 2001 | | | | |
| Net sales and revenues | $251,734 | $250,094 | $250,450 | $251,734 |
| Gross profit | $142,000 | $136,603 | $141,451 | $146,046 |
| Income from continuing operations | $23,879 | $22,199 | $24,719 | $27,137 |
| Basic earnings per common share | $.32 | $.31 | $.34 | $.37 |
| Diluted earnings per common share | $.32 | $.30 | $.33 | $.36 |
| Net income | $23,879 | $23,822 | $24,719 | $27,137 |
| Basic earnings per common share | $.32 | $.33 | $.34 | $.37 |
| Diluted earnings per common share | $.32 | $.32 | $.33 | $.36 |
| Cash dividends declared per share | | | | |
| Class A common | $.11 | $.11 | $.11 | $.11 |
| Class B common | $.0055 | $.0055 | $.0055 | $.0055 |
| Closing market prices of Class A common shares | | | | |
| High | $20.50 | $22.97 | $23.00 | $25.14 |
| Low | $16.94 | $19.25 | $18.25 | $21.26 |

**Valuation Accounts**
**For the Years Ended September 30, 2002, 2001, and 2000**
(Dollars in Thousands)

| Column A | Column B | Column C | | Column D | Column E |
|---|---|---|---|---|---|
| | | -------Additions------- | | -------Deductions----- | |
| Description | Balance at Beginning of Year | Charged to Costs and Expenses | Other *(a)* | Write-offs Net of Recoveries | Balance At End of Year |
| Valuation Accounts – Deducted From Assets to Which They Apply | | | | | |
| **Automotive Solutions** | | | | | |
| Reserves for accounts receivable: | | | | | |
| Year ended September 30, 2002 | $3,662 | $6,363 | ($538) | $4,585 | $4,902 |
| Year ended September 30, 2001 | $2,324 | $5,340 | ($978) | $3,024 | $3,662 |
| Year ended September 30, 2000 | $2,056 | $3,197 | ($697) | $2,232 | $2,324 |
| Reserves for credit memos: | | | | | |
| Year ended September 30, 2002 | $6,724 | $3,814 | ($7) | $210 | $10,321 |
| Year ended September 30, 2001 | $6,850 | $300 | ($26) | $400 | $6,724 |
| Year ended September 30, 2000 | $5,758 | $777 | $315 | -- | $6,850 |
| Reserves for inventory: | | | | | |
| Year ended September 30, 2002 | $970 | $1,965 | $110 | $1,725 | $1,320 |
| Year ended September 30, 2001 | $1,644 | $77 | ($8) | $743 | $970 |
| Year ended September 30, 2000 | $2,336 | $2,809 | ($2,694) | $807 | $1,644 |
| **Financial Services** | | | | | |
| Reserves for finance receivables: | | | | | |
| Year ended September 30, 2002 | $5,956 | $4,450 | $533 | $4,755 | $6,184 |
| Year ended September 30, 2001 | $5,846 | $2,500 | $493 | $2,883 | $5,956 |
| Year ended September 30, 2000 | $6,581 | $2,360 | $517 | $3,612 | $5,846 |

(a) Includes adjustments from translation of foreign currency to United States dollars, the effects of acquisitions of businesses and transfers between reserves.

**EXHIBIT (21)**

**LIST OF SUBSIDIARIES**

| Name | State or Other Jurisdiction of Incorporation or Organization |
|---|---|
| Reyna Capital Corporation | Ohio |
| Reyna Funding, L.L.C. | Ohio |
| Reynolds and Reynolds (Canada) Limited | Canada |
| Reynolds and Reynolds Holdings, Inc. | Delaware |
| Reynolds Vehicle Registration, Inc. | Ohio |

# shareholder information

### Annual Meeting
The annual meeting of shareholders will be held on February 13, 2003, at 11:00 a.m. in Dayton, Ohio. A formal notice of the meeting along with a proxy statement will be mailed to each shareholder of record prior to the meeting.

### NYSE Symbol REY
The Class A common shares of The Reynolds and Reynolds Company are listed on the New York Stock Exchange.

### To Obtain Company Information:
*Web Site –*
www.reyrey.com.
This easy-to-navigate Web site contains information about the company; its markets; products and customers; news and financial information; employment opportunities and a number of useful links to other sites.

*Toll-Free Information Hotline –*
1-888-4REYREY(473-9739)
A convenient, menu-driven telecommunications service where callers can request and receive company news releases and Forms 10-K and 10-Q. Callers can also request to be added to the company's mailing list. Requests received before 3:00 p.m. ET are processed the same day.

### Investor Inquiries
Securities analysts, portfolio managers and representatives of financial institutions seeking information about Reynolds and Reynolds should contact John Shave, vice president of Investor Relations 1-937-485-1633.

The Company provides free-of-charge access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other SEC filings through www.reyrey.com as soon as reasonably practicable after such reports are electronically filed with the SEC.

### Dividends
Quarterly dividends on Reynolds Class A common stock are paid in January, April, June and September.

### Dividend Reinvestment
Reynolds offers shareholders of record the opportunity to reinvest dividends. For more information, contact the company Registrar and Transfer Agent mentioned below.

### Registrar and Transfer Agent
Reynolds shareholders of record may contact the company's transfer agent, Mellon Investor Services LLC, via the Internet @ www.melloninvestor.com, via e-mail at shrrelations@melloninvestor.com, or by calling toll free 1-866-411-6748 for information regarding their account, dividends, the Reynolds and Reynolds Dividend Reinvestment Program, change of address or other administrative matters pertaining to their stock holdings.

### Legal Counsel
Coolidge Wall Womsley & Lombard, Dayton, Ohio
Shefsky & Froelich Ltd., Chicago
Shearman & Sterling, San Francisco

### Independent Auditors
Deloitte & Touche LLP, Dayton, Ohio


Reynolds
&Reynolds